Notice of
Annual & Special Meeting
of Shareholders
&
Management
Information Circular

MEETING TO BE HELD MAY 29, 2012

NovaGold Resources Inc.

Suite 2300 – 200 Granville Street
Vancouver, British Columbia
Canada V6C 1S4
Tel: 604-669-6227 or 1-866-669-6227
Fax: 604-669-6272
Website: www.novagold.net

NOVAGOLD RESOURCES INC.
Suite 2300 - 200 Granville Street
Vancouver, British Columbia V6C 1S4

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual & Special Meeting (the “Meeting”) of the Shareholders of NovaGold Resources Inc. (the “Company”) will be held at the Fairmont Pacific Rim, Star Sapphire C Room, 3rd Level, 1038 Canada Place, Vancouver, British Columbia, on Tuesday, May 29, 2012 at 2:00 p.m. (Vancouver time), for the following purposes:

1.	To receive the Annual Report of the Directors containing the consolidated financial statements of the Company for the year ended November 30, 2011, together with the Report of the Auditors thereon;

2.	To elect Directors of the Company for the forthcoming year;

3.	To appoint the Auditors of the Company for the forthcoming year and to authorize the Directors to fix the Auditors’ remuneration;

4.	To consider and, if deemed advisable, pass an ordinary resolution ratifying and approving all unallocated awards under the 2004 Stock Award Plan;

5.	To consider and, if deemed advisable, pass an ordinary resolution amending the Performance Share Unit Plan;

6.	To consider and, if deemed advisable, pass an ordinary resolution amending the Deferred Share Unit Plan; and

7.	To transact such further and other business as may properly come before the Meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the Management Information Circular accompanying and forming part of this Notice.

Only Shareholders of record at the close of business on April 18, 2012 are entitled to receive notice of the Meeting and to vote at the Meeting.

To assure your representation at the Meeting, please complete, sign, date and return the enclosed proxy, whether or not you plan to personally attend. Sending your proxy will not prevent you from voting in person at the Meeting. All proxies completed by registered Shareholders must be returned to the Company:

(a)

by delivering the proxy to the Company’s transfer agent, Computershare Investor Services Inc. at its office at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, for receipt no later than Friday, May 25, 2012, at 2:00 p.m. (Vancouver time);

(b)

by fax to the Toronto office of Computershare Investor Services Inc., Attention: Proxy Tabulation at 416-263-9524 or 1-866-249-7775 not later than Friday, May 25, 2012 at 2:00 p.m. (Vancouver time); or

(c)	by internet, as instructed in the enclosed form of proxy, not later than Friday, May 25, 2012 at 2:00 p.m. (Vancouver time).

Non-registered Shareholders whose shares are registered in the name of an intermediary should carefully follow voting instructions provided by the intermediary. A more detailed description on returning proxies by non-registered Shareholders can be found on page 2 of the attached Management Information Circular.

Kingsdale Shareholder Services Inc. (“Kingsdale”) is acting as the Company’s proxy solicitation agent. If you have any questions, please contact Kingsdale, toll free in North America at 1-866-228-8818 or call collect outside North America at 416-867-2272 or by email at contactus@kingsdaleshareholder.com.

DATED at Vancouver, British Columbia, this 25th day of April, 2012.

BY ORDER OF THE BOARD OF DIRECTORS

“Gregory A. Lang”

Gregory A. Lang, President and Chief Executive Officer

-i-

INFORMATION REGARDING ORGANIZATION AND CONDUCT OF MEETING

Solicitation of Proxies

THIS MANAGEMENT INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY OR ON BEHALF OF THE MANAGEMENT OF NOVAGOLD RESOURCES INC. (the “Company”) for use at the Annual & Special Meeting of Shareholders of the Company to be held at the Fairmont Pacific Rim, Star Sapphire C Room, 3rd Level, 1038 Canada Place, Vancouver, British Columbia, at 2:00 p.m. (Vancouver time) on Tuesday, May 29, 2012 (the “Meeting”) or at any adjournment thereof, for the purposes set forth in the accompanying Notice of Meeting. Solicitation of proxies will be by mail or courier supplemented by telephone or other personal contact by employees or agents of the Company at nominal cost, and all costs thereof will be paid by the Company. The Company has also retained the services of Kingsdale Shareholder Services Inc. (“Kingsdale”) as its proxy solicitation agent to assist the Company in soliciting proxies. The total cost of the solicitation of proxies will be borne by the Company. The Company will also pay the fees and costs of intermediaries for their services in transmitting proxy related material in accordance with National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer. Unless otherwise specified, the information in this Management Information Circular is current as at April 16, 2012, 2012. Unless otherwise indicated, all references to “$” or “C$” in this circular refer to Canadian dollars. References to “US$” in this circular refer to United States dollars.

The Board of Directors of the Company has fixed the record date for the Meeting as the close of business on April 18, 2012 (the “Record Date”). If a person acquires ownership of shares subsequent to the Record Date such person may establish a right to vote by delivering evidence of ownership of his Common Shares satisfactory to the Board of Directors and a request for his name to be placed on the voting list to Blake, Cassels & Graydon LLP, the Company’s legal counsel, at Suite 2600, 595 Burrard Street, Vancouver, BC, V7X 1L3, Attention: Peter Kalbfleisch. Subject to the above, all registered holders of Common Shares at the close of business on the Record Date (the “Shareholders”) will be entitled to vote at the Meeting. Such registered Shareholders will be entitled to one vote each on a show of hands and one vote per Common Share on a poll.

Two or more persons present in person or by proxy representing at least 10% of the Common Shares entitled to vote at the Meeting will constitute a quorum at the Meeting.

Appointment and Revocation of Proxies

A Shareholder who has given a proxy may revoke it at any time insofar as it has not been exercised. In addition to any other manner permitted by law, a Shareholder who has given an instrument of proxy may revoke it by instrument in writing, executed by the Shareholder or by his attorney authorized in writing, or if the Shareholder is a Company, under its corporate seal, and deposited either with the Company’s legal counsel, Blake, Cassels & Graydon LLP, at Suite 2600, 595 Burrard Street, Vancouver, BC, V7X 1L3, Attention: Peter Kalbfleisch, or with the Company’s transfer agent, Computershare Investor Services Inc. (“Computershare”) at its Vancouver office at 510 Burrard Street, 2nd Floor, Vancouver, BC, V6C 3B9, at any time up to and including the last business day preceding the Meeting at which the proxy is to be used, or any adjournment thereof or with the Chairman of such Meeting on the date of the Meeting, or any adjournment thereof, and upon either of such deposits the proxy is revoked. A Shareholder attending the Meeting has the right to vote in person and if he does so, his proxy is nullified with respect to the matters such person votes upon and any subsequent matters thereafter to be voted upon at the Meeting.

The persons named in the enclosed form of proxy are Officers and Directors of the Company. Each Shareholder has the right to appoint a person or a company (who need not be a Shareholder) to attend and act for him/her and on his/her behalf at the Meeting other than the persons designated in the enclosed form of proxy. Such right may be exercised by striking out the names of the persons designated on the enclosed form of proxy and by inserting such appointed person’s name in the blank space provided for that purpose or by completing another form of proxy acceptable to the Board of Directors of the Company.

Registered Shareholders

Registered Shareholders have two methods by which they can vote their shares at the Meeting, namely in person or by proxy. Shareholders wishing to vote in person at the Meeting should not complete and return the proxy included with this Management Information Circular. Their vote will be taken and counted at the Meeting. Shareholders who do not wish to attend the Meeting or do not wish to vote in person, can vote by proxy.

A registered Shareholder must return the completed proxy to the Company:

(a)

by delivering the proxy to the Toronto office of the Company’s transfer agent, Computershare at its office at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, for receipt not later than Friday, May 25, 2012 at 2:00 p.m. (Vancouver time);

(b)	by fax to the Toronto office of Computershare, Attention: Proxy Tabulation at 416-263-9524 or 1-866-249-7775 not later than Friday, May 25, 2012 at 2:00 p.m. (Vancouver time); or

(c)	by internet, as instructed in the enclosed form of proxy, not later than Friday, May 25, 2012 at 2:00 p.m. (Vancouver time).

Non-registered Shareholders

The information set forth in this section is of significant importance to many Shareholders of the Company, as a substantial number of Shareholders do not hold Common Shares in their own name. Shareholders who do not hold their Common Shares in their own name (i.e. non-registered or beneficial Shareholders) should note that only proxies deposited by Shareholders whose names appear on the records of the Company as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a Shareholder by a broker, then, in almost all cases, those Common Shares will not be registered in the Shareholder’s name on the records of the Company. Such Common Shares will more likely be registered under the name of the Shareholder’s broker or an agent of that broker. In Canada, the vast majority of such Common Shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities, which acts as nominee for many Canadian brokerage firms). Common Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the beneficial Shareholder. Without specific instructions, a broker and its agents and nominees are prohibited from voting Common Shares for the broker’s clients. Therefore, beneficial Shareholders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from beneficial Shareholders in advance of shareholders’ meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by beneficial Shareholders in order to ensure that their shares are voted at the Meeting. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Services Inc. (formerly known as ADP Investor Communications Corporation) (“Broadridge”). Broadridge typically uses its own form of proxy, mails those forms to the beneficial Shareholders and asks beneficial Shareholders to either return the proxy forms to Broadridge or alternatively provide voting instructions by using the Broadridge automated telephone system. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. A beneficial Shareholder receiving a proxy from Broadridge cannot use that proxy to vote Common Shares directly at the Meeting – the proxy must be returned to Broadridge well in advance of the Meeting in order to have the shares voted.

Although a beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his broker (or an agent of the broker), a beneficial Shareholder may attend the Meeting as a proxyholder for the registered Shareholder and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as a proxyholder for the registered Shareholder, should enter their own names in the blank space on the form of proxy provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Exercise of Proxies

On any ballot that may be called for, the Common Shares represented by a properly executed proxy given in favour of the person(s) designated by management of the Company in the enclosed form of proxy will be voted or withheld from voting in accordance with the instructions given on the form of proxy and, if the Shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly. Where no choice is specified, the enclosed proxy will confer discretionary authority and will be voted in favour of all matters referred to on the form of proxy.

The proxy also confers discretionary authority to vote for, withhold from voting or vote against, amendments or variations to matters identified in the Notice of Meeting and with respect to other matters not specifically mentioned in the Notice of Meeting but which may properly come before the Meeting. Management has no present knowledge of any amendments or variations to matters identified in the Notice of Meeting or any business other than that referred to in the accompanying Notice of Meeting which will be presented at the Meeting. However, if any other matters properly come before the Meeting, it is the intention of the person named in the enclosed proxy to vote in accordance with the recommendations of management of the Company.

Proxies must be received by the Toronto office of Computershare, located 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 not later than Friday, May 25, 2012 at 2:00 p.m. (Vancouver time).

Voting Shares and Principal Holders Thereof

As at April 16, 2012, the Company has outstanding 279,439,617 Common Shares without nominal or par value. Each Common Share is entitled to one vote. As of such date, no preferred shares were issued and outstanding. To the knowledge of the Directors and senior Officers of the Company, no person or corporation beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the outstanding Common Shares of the Company as of April 16, 2012, except as described below.

Name of Shareholder	Number of Voting Securities	Percentage of Outstanding Voting Securities
Electrum Strategic Resources LLC (“Electrum”)	53,232,201	19.0%
Paulson & Co.	34,563,518	12.4%

MATTERS TO BE ACTED UPON AT MEETING

Election of Directors

According to the Articles of Association of the Company, the Board of Directors shall consist of not less than one and no more than 15 persons, such number within that range to be determined by resolution of the Directors of the Company. The Board of Directors has determined that, at present, the business of the Company may properly be conducted by a Board of Directors consisting of 12 Directors.

The proposed nominees in the list that follows are, in the opinion of management, well qualified to direct the Company’s activities for the ensuing year and have confirmed their willingness to serve as Directors, if elected. The term of office of each Director elected will be until the next annual meeting of the Shareholders of the Company or until his successor is duly appointed.

Unless the proxy specifically instructs the proxyholder to withhold such vote, Common Shares represented by the proxies hereby solicited shall be voted FOR the election of the nominees whose names are set forth below. If, prior to the Meeting, any of the listed nominees shall become unavailable to serve, the persons designated in the proxy form will have the right to use their discretion in voting for a properly qualified substitute.

Greater than 50% of the votes cast by Shareholders present in person or by proxy are required to elect the Directors.

Name, Province or State and Country of Residence	Age	Independence	Principal Occupation	Director Since	Meets Share Ownership (4) Guidelines
Sharon E. Dowdall Ontario, Canada	59	Independent	Consultant	2012	No
Gerald J. McConnell(2)(7) Nova Scotia, Canada	67	Independent	Chief Executive Officer of Namibia Rare Earths Inc.	1984	Yes
Marc Faber(7) Chiang Mai, Thailand	66	Independent	Managing Director of Marc Faber Ltd.	2010	No
Tony S. Giardini(1)(2) British Columbia, Canada	52	Independent	Businessman	2008	Yes
Dr. Thomas S. Kaplan(6) New York, USA	49	Independent	Chairman and Chief Executive Officer of The Electrum Group LLC	2011	No
Gregory A. Lang Utah, USA	57	Non-Independent	President and Chief Executive Officer of NovaGold Resources Inc.	2012	No
Gillyeard J. Leathley British Columbia, Canada	74	Non-Independent	Senior Vice President and Chief Operating Officer of NovaGold Resources Inc.	2011	No
Igor Levental(7) Colorado, United States of America	56	Independent	President of The Electrum Group LLC	2010	No
Kalidas V. Madhavpeddi(1)(3)(7) Arizona, United States of America	56	Independent	President of Azteca Consulting LLC and Chief Executive Officer of Aurizon Resources Ltd.(5) and Forex Investment Group Limited	2007	Yes
Clynton R. Nauman(3) Washington, United States of America	63	Independent	President and Chief Executive Officer of Alexco Resource Corp.	1999	Yes
Rick Van Nieuwenhuyse(3) British Columbia, Canada	56	Non-Independent	President and Chief Executive Officer of NovaCopper Inc.	1999	Yes
Anthony P. Walsh(1) British Columbia, Canada	60	Independent	Businessman	2012	No

(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Environment, Health, Safety and Sustainability (“EHSS”) and Technical Committee.
(4)	See Director’s Share Ownership for details on share ownership guidelines and the number of securities beneficially owned, or controlled or directed, directly or indirectly, by each proposed Director.
(5)	Aurizon Resources Ltd. is a British Virgin Island company.
(6)	Chairman of the Board
(7)	Member of the Corporate Governance and Nominations Committee.
(8)	Member of the Corporate Communications Committee.

Sharon E. Dowdall

Ms. Dowdall, a Director of the Company, has a 30-year career in the mining industry. Ms. Dowdall served in senior legal capacities for Franco-Nevada Corporation (“Franco-Nevada”), a major gold-focused royalty company; and Newmont Mining Company, one of the world’s largest gold producers. During her 20-year tenure as Chief Legal Officer and Corporate Secretary with Franco-Nevada, Ms. Dowdall was one of the principals who transformed an industry pioneer into one of the most successful precious metals enterprises in the world. Prior to joining Franco-Nevada, she practiced law with a major Canadian legal firm specializing in natural resources. Ms. Dowdall is the recipient of the 2011 Canadian General Counsel Award for Business Achievement. She currently serves on several Boards of Canadian exploration and development companies. Ms. Dowdall holds a B.A. (Hons.) from the University of Calgary and an LL.B, from Osgoode Hall at York University.

Area of experience include: legal.

Board / Committee Membership	Overall Attendance N/A(1)	Securities Held		Share Ownership Guidelines
	Regular Meeting	Common Shares #	DSUs #	Total $	% Met
Board	N/A(1)	-	-	-	-

(1)	Ms. Dowdall joined the Board on April 16, 2012.

Dr. Marc Faber

Dr. Faber, a Director of the Company, has over 35 years of experience in the finance industry and is the Managing Director of Marc Faber Ltd., an investment advisory and fund management firm. He is an advisor to a number of private investment funds and serves as a Director of Ivanhoe Mines Ltd. and Sprott Inc. Dr. Faber publishes a widely read monthly investment newsletter entitled The Gloom, Boom & Doom Report and is the author of several books including Tomorrow’s Gold – Asia’s Age of Discovery. A renowned commentator on global market trends and developments, he is also a regular contributor to several leading financial publications around the world, including Barron’s, where he is a member of the Barron’s Roundtable. Dr. Faber received his PhD in Economics magna cum laude from the University of Zurich.

Areas of experience include: global economics and market dynamics, finance and mining industry.

Board / Committee Membership	Overall Attendance 78%	Securities Held		Share Ownership Guidelines
	Regular Meeting	Common Shares #	DSUs #	Total $	% Met
Board Corporate Governance and Nominations	12/15 2/3	-	2,137	50,000	53%

Tony S. Giardini, CA

Mr. Giardini, a Director of the Company, is the former Chief Financial Officer of Ivanhoe Mines Ltd., an international mining company listed on the TSX, NYSE and NASDAQ, with operations focused in Central Asia and the Asia Pacific region. During his time at Ivanhoe Mines Ltd., Mr. Giardini was involved in numerous fund raising initiatives including the recently completed $1.18 billion rights issue completed in 2011. Prior to joining Ivanhoe Mines Ltd., Mr. Giardini spent more than 10 years with Placer Dome Inc. as Vice President and Treasurer, responsible for managing and overseeing the company’s debt and capital market activities. Mr. Giardini is a CA, CPA and CBV and spent 12 years with the accounting firm KPMG prior to joining Placer Dome Inc.

Areas of experience include: finance, investment banking, governance, mining industry, treasury and audit.

Board / Committee Membership	Overall Attendance 98%	Securities Held		Share Ownership Guidelines
	Regular Meeting	Common Shares #	DSUs #	Total $	% Met
Board Compensation Audit Corporate Communications	15/15 10/10 9/9 8/9	-	3,648	50,000	100%

Dr. Thomas S. Kaplan

Dr. Kaplan is Chairman of the Board of Directors of the Company as well as NovaCopper Inc.. He is also Chairman and Chief Executive Officer of The Electrum Group LLC, a privately-held global natural resources investment management company which manages the portfolio of Electrum, the single largest shareholder of the Company. Dr. Kaplan is an entrepreneur and investor with a track record of both creating and unlocking shareholder value in public and private companies. Most recently, Dr. Kaplan served as Chairman of Leor Exploration & Production LLC, a natural gas exploration and development company founded by Dr. Kaplan in 2003. In 2007, Leor’s natural gas assets were sold to EnCana Oil & Gas USA Inc., a subsidiary of Encana Corporation, for $2.55 billion. Dr. Kaplan holds Bachelor’s, Master’s and Doctoral Degrees in History from Oxford University.

Areas of expertise include: finance, mergers and acquisitions, mining industry.

Board / Committee Membership	Overall Attendance N/A (1)	Securities Held		Share Ownership Guidelines
	Regular Meeting	Common Shares #	DSUs #	Total $	% Met
Board	N/A (1)	-	3,648	50,000	-

(1) Dr. Kaplan joined the Board on November 15, 2011.

Gregory A. Lang

Mr. Lang is President and Chief Executive Officer of NovaGold and has been since January 2012. Mr. Lang has over 30 years of diverse experience in mine operations, project development and evaluations, including experience as President of Barrick Gold North America, a wholly-owned subsidiary of Barrick. Mr. Lang has held operating and project development positions over his 10-year tenure with Barrick and, prior to that, with Homestake Mining Company and International Corona Corporation, both of which are now part of Barrick. He holds a Bachelor of Science in Mining Engineering from University of Missouri-Rolla and is a Graduate of the Stanford University Executive Program.

Areas of expertise include: mining operations.

Board / Committee Membership	Overall Attendance N/A (1)	Securities Held		Share Ownership Guidelines
	Regular Meeting	Common Shares #	DSUs #	Total $	% Met
Board	N/A (1)	-	-	-	-

(1) Mr. Lang joined the Board on April 16, 2012.

Gillyeard J. Leathley

Mr. Leathley is the Senior Vice President and Chief Operating Officer of the Company and a Director. Mr. Leathley who joined the Company in January 2010 as Senior Advisor to the President, was instrumental in advancing the Company's two core projects and was subsequently appointed to his current position in November 2010. He trained as a mine surveyor and industrial engineer with the Scottish National Coal Board, working in coal, bauxite, gold and copper mines. Mr. Leathley has over 25 years of experience overseeing the development of several major operating mines. Mr. Leathley is responsible for all technical and operating aspects of the Company's portfolio of projects.

Areas of expertise include: mining operations.

Board / Committee Membership	Overall Attendance N/A (1)	Securities Held		Share Ownership Guidelines
	Regular Meeting	Common Shares #	DSUs #	Total $	% Met
Board	N/A (1)	23,880	-	700,000	50%

(1) Mr. Leathley joined the Board on November 15, 2011.

Igor Levental

Mr. Levental, a Director of the Company, is President of The Electrum Group LLC, a privately-held global natural resources investment management company. Electrum, an affiliate of Electrum Group, is currently the largest shareholder of NovaGold. Mr. Levental is a director of Gabriel Resources Ltd., which is engaged in the development of major precious metals deposits in Romania; he is also a director of Sunward Resources Ltd., a TSX-V-listed company engaged in the exploration and development of a large porphyry gold-copper project in Colombia. With more than 30 years of experience across a broad cross-section of the international mining industry, Mr. Levental has held senior positions with major mining companies including Homestake Mining Company and International Corona Corporation. Mr. Levental is a Professional Engineer with a BSc in Chemical Engineering and an MBA from the University of Alberta.

Areas of experience include: corporate development, finance, mergers and acquisitions, corporate governance and mining industry.

Board / Committee Membership	Overall Attendance 100%	Securities Held		Share Ownership Guidelines
	Regular Meeting	Common Shares #	DSUs #	Total $	% Met
Board Corporate Governance and Nominations Corporate Communications	15/15 3/3 9/9	1,000	2,137	50,000	84%

Kalidas V. Madhavpeddi

Mr. Madhavpeddi, a Director of the Company, has over 30 years of international experience in business development, corporate strategy, global mergers and acquisitions, exploration, government relations, marketing, trading and sales and mining engineering and capital. Mr. Madhavpeddi is a director of Namibia Rare Earths Inc., a public Canadian company focused on the development of rare earth opportunities in Namibia He is President of Azteca Consulting LLC, an advisory firm to the metals and mining sector. He is also CEO of Aurizon Resources Ltd. and Forex Investment Group, a private Hong Kong based equity fund. His extensive career in the mining industry spans over 30 years including Phelps Dodge Corp. from 1980 to 2006, starting as a Systems Engineer and ultimately becoming Senior Vice President for Phelps Dodge Corporation, a Fortune 500 company, responsible for the company’s global business development, acquisitions and divestments, including joint ventures, as well as its global exploration programs. He was contemporaneously President of Phelps Dodge Wire and Cable, a copper and aluminum cable manufacturer with international operations in over ten countries, including Brazil and China. Mr. Madhavpeddi is an alumnus of the Indian Institute of Technology, Madras, India, the University of Iowa and the Harvard Business School.

Areas of experience include: corporate strategy, mergers and acquisitions, mining operations and capital, marketing and sales.

Board / Committee Membership	Overall Attendance 100%	Securities Held		Share Ownership Guidelines
	Regular Meeting	Common Shares #	DSUs #	Total $	% Met
Board Audit EHSS & Technical Corporate Governance and Nominations	15/15 9/9 3/3 3/3	6,066	3,648	50,000	100%

Gerald J. McConnell, Q.C.

Mr. McConnell has over 25 years of experience in the resource sector. Mr. McConnell is a director and the Chief Executive Officer of Namibia Rare Earths Inc., a public Canadian company focused on the development of rare earth opportunities in Namibia. From 1990 to 2010, he was President and Chief Executive Officer of Etruscan Resources Inc., a West African junior gold producer. From December 1984 to January 1998, Mr. McConnell was the President of the Company and from January 1998 to May 1999 he was the Chairman and Chief Executive Officer of the Company. Gerald McConnell, a graduate of Dalhousie Law School, was called to the bar of Nova Scotia in 1971 and received his Queen’s Counsel designation in 1986.

Areas of experience include: legal, compensation, operations, mining industry, senior officer and board governance.

Board / Committee Membership	Overall Attendance 95%	Securities Held		Share Ownership Guidelines
	Regular Meeting	Common Shares #	DSUs #	Total $	% Met
Board Compensation Corporate Governance Corporate Communications	14/15 9/10 3/3 9/9	10,001	6,122	50,000	100%

Clynton R. Nauman

Mr. Nauman, a Director of the Company, is the Chief Executive Officer of Alexco Resource Corp. and Asset Liability Management Group ULC, and was formerly President of Viceroy Gold Corporation and Viceroy Minerals Corporation and a director of Viceroy Resource Corporation, positions he held from February 1998 until February 2003. Previously, Mr. Nauman was the General Manager of Kennecott Minerals from 1993 to 1998. Mr. Nauman has 25 years of diversified experience in the mining industry ranging from exploration and business development to operations and business management in the precious metals, base metals and coal sectors.

Areas of experience include: environmental, geology, exploration, operations, mining industry and senior officer.

Board / Committee Membership	Overall Attendance 83%	Securities Held		Share Ownership Guidelines
	Regular Meeting	Common Shares #	DSUs #	Total $	% Met
Board EHSS & Technical	13/15 2/3	129,443	3,648	50,000	100%

Rick Van Nieuwenhuyse

Mr. Van Nieuwenhuyse joined the Company as President and Chief Operating Officer in January 1998 and was appointed as Chief Executive Officer in May 1999. He resigned as President and Chief Executive Officer of the Company in January of 2012 in order to assume the role of President and Chief Executive Officer of NovaCopper Inc. Mr. Van Nieuwenhuyse has more than 30 years of experience in the natural resource sector including as Vice President of Exploration for Placer Dome Inc. In addition to his international exploration perspective, Mr. Van Nieuwenhuyse brings years of working experience in and knowledge of Alaska to the Company. Mr. Van Nieuwenhuyse has managed projects from grassroots discovery through to advanced feasibility studies and production. Mr. Van Nieuwenhuyse holds a Candidature degree in Science from the Université de Louvain, Belgium, and a Masters of Science degree in geology from the University of Arizona.

Areas of experience include: exploration, geology, government relations, mining industry, senior officer and board governance.

Board / Committee Membership	Overall Attendance 96%	Securities Held		Share Ownership Guidelines
	Regular Meeting	Common Shares #	DSUs #	Total $	% Met
Board EHSS & Technical Corporate Communications	14/15 3/3 9/9	685,947	-	2,053,000	1,212%

Anthony Walsh , CA

Mr. Walsh has over 20 years of experience in the field of exploration, mining and development and was the President and CEO of Sabina Gold & Silver Corp. (2008-2011). Prior to joining Sabina, Mr. Walsh was President and CEO of Miramar Mining Corporation (1995-2007), was the Senior Vice-President and CFO of a computer leasing company (1993-1995) and the CFO and Senior Vice-President, Finance of International Corona Mines Ltd., a major North American gold producer (1989-1992). From 1985 to 1989 he was Vice-President, Finance of International Corona Mines Ltd., and from 1973 to 1985 Mr. Walsh held various positions at Deloitte, Haskins & Sells, a firm of Chartered Accountants. Mr. Walsh graduated from Queen's University (Canada) in 1973 and became a member of The Canadian Institute of Chartered Accountants in 1976.

Areas of experience include: public disclosure, compliance, governance and audit.

Board / Committee Membership	Overall Attendance N/A(1)	Securities Held		Share Ownership Guidelines
	Regular Meeting	Common Shares #	DSUs #	Total $	% Met
Board Audit Committee	N/A(1)	N/A(1)	-	-	-

(1) Mr. Walsh joined the Board on March 19, 2012.

Appointment of Auditors

The independent auditors of the Company are PricewaterhouseCoopers LLP, Chartered Accountants (“PwC”), located at 250 Howe Street, 7th Floor, Vancouver, British Columbia. PwC were appointed auditors of the Company on December 11, 1984. The Shareholders will be asked at the Meeting to vote for the appointment of PwC as auditors of the Company until the next annual meeting of the Shareholders of the Company or until a successor is appointed, at a remuneration to be fixed by the Directors.

A table setting forth the fees paid by the Company to its independent Auditor, PricewaterhouseCoopers LLP for the years ended November 30, 2011 and November 30, 2010 is set forth below.

	Years Ended November 30
	2011	2010
Audit Fees(1)	$430,000	$495,000
Audit Related Fees (2)	$215,000	$140,000
Tax Fees(3)	$Nil	Nil
All Other Fees(4)	$Nil	$35,000
Total	$645,000	$670,000

(1)

“Audit Fees” are the aggregate fees billed by PricewaterhouseCoopers LLP for the audit of the Company’s consolidated annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

(2)

“Audit-Related Fees” are fees charged by PricewaterhouseCoopers LLP for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under “Audit Fees.” This category comprises fees billed for review and advisory services associated with the Company’s financial reporting.

(3)	“Tax Fees” are fees billed by PricewaterhouseCoopers LLP for tax compliance, tax advice and tax planning.

(4)	“All Other Fees” for 2011 and 2010, respectively, are fees charged by PricewaterhouseCoopers LLP for services not described above.

Pre-Approval Policies and Procedures

All services to be performed by the Company’s independent auditor must be approved in advance by the Audit Committee. The Audit Committee has considered whether the provision of services other than audit services is compatible with maintaining the auditors’ independence and has adopted a charter governing its conduct. The charter is reviewed annually and requires the pre-approval of all auditing services and permitted non-audit services (including the fees and terms thereof) to be performed for the Company by its independent auditor, subject to the de minimis exceptions for non-audit services as allowed by applicable law or regulation. The Audit Committee may form and delegate authority to subcommittees consisting of one or more members when appropriate, including the authority to grant preapprovals of audit and permitted non-audit services, provided that decisions of such subcommittee to grant preapprovals shall be presented to the full Audit Committee at its next scheduled meeting. Pursuant to these procedures, all services and related fees reported were pre-approved by the Audit Committee.

In the absence of a contrary instruction, it is intended that all proxies received will be voted IN FAVOUR of the appointment of PricewaterhouseCoopers LLP as auditors of the Company until the next annual meeting of Shareholders or until a successor is appointed, at a remuneration to be fixed by the Directors.

Greater than 50% of the votes cast by Shareholders present in person or by proxy are required to appoint the auditors of the Company.

Approval of Continuation of 2004 Stock Award Plan

Pursuant to TSX rules, Shareholders must re-approve the Company’s Stock Award Plan (the “Stock Award Plan”) and all unallocated awards (“Awards”) issuable pursuant thereto every three years. In the event that the resolution to approve the Stock Award Plan is not passed by the requisite number of votes cast at the Meeting, the Company will not have a valid stock award plan, all unallocated Awards will be cancelled and the Company will not be permitted to grant further Awards under the Stock Award Plan. Previously allocated Awards under the Stock Award Plan will continue unaffected by the approval or disapproval of the resolution to approve the Stock Award Plan. Any Awards that have been terminated, cancelled or that have expired will not be available for re-granting.

Under the Stock Award Plan, Awards (as defined in the Stock Award Plan) may be granted to Directors, Officers, employees and service providers of the Company and its subsidiaries and affiliates. The total number of Common Shares reserved for issuance in connection with Awards granted or that may be granted under the Stock Award Plan is 10% of the total number of outstanding Common Shares. As of April 16, 2012, the total number of Common Shares issuable in connection with outstanding, unexercised Award grants under the Stock Award Plan was 13,221,625, which represent, in the aggregate, 4.65% of the total number of outstanding Common Shares. Of the 13,221,625 outstanding unexercised Awards, Awards to purchase 11,205,571 Common Shares are fully vested, with 1,716,064 remaining unvested.

Under the terms of the Stock Award Plan, stock appreciation rights (“SARs”) may be granted to participants at any time as determined by the Board of Directors. A SAR may be granted in tandem with an option granted under the Stock Award Plan (a “Tandem SAR”) or on a free-standing basis, and may be exercised upon such terms and conditions and for the term as the Board of Directors, in its sole discretion, determines, provided, however, that the term shall not exceed the option term in the case of a Tandem SAR or five years in the case of a free standing SAR.

Upon exercise of a SAR, the participant shall be entitled to receive payment from the Company in an amount determined by multiplying the excess of the fair market value of a Common Share on the date of exercise over the price at which the SAR was originally granted (which shall not be less than the fair market value of a Common Share of the Company on the date of the SAR grant). All payments shall be made in Common Shares, the number of which shall be calculated by dividing the payment amount by the fair market value of the Common Shares on the exercise date.

Tandem SARs give the awardee the right to surrender to the Company all or a portion of the related option and to receive a distribution of Common Shares in an amount equal to the excess of the fair market value of a specified number of shares as of the date the SAR is exercised over the exercise price of the related option. To the extent a Tandem SAR is exercised, the related option will terminate at the time of such exercise. The effect of the exercise of a SAR or Tandem SAR would be a reduction in the total number of shares issued by the Company to a participant versus the exercise of an equivalent stock option.

The total number of Common Shares that may be issued to an individual participant under the Stock Award Plan upon the exercise of Awards granted thereunder shall not exceed, in the aggregate, 5% of the Company’s total number of outstanding Common Shares at the date of grant of such Award. The maximum number of shares issuable to insiders pursuant to the Stock Award Plan together with any shares issued pursuant to any other share compensation arrangement, at any time shall not exceed (i) 10% of the total number of outstanding shares and (ii) 10% of the total number of outstanding Common Shares within any one-year period.

The Stock Award Plan is to be administered by the Compensation Committee appointed by the Board of Directors. Subject to the terms of the Stock Award Plan, the Compensation Committee may determine, among other things, the persons to whom Awards may be granted, the number of Awards to be granted to any person, the exercise price and the schedule and dates for vesting of Awards granted. In no event shall the exercise price of an Award be less than the closing sale price of the Common Shares on the TSX on the trading day immediately preceding the day on which such Award is granted. The term of the Awards granted under the Stock Award Plan shall be determined by the Compensation Committee.

If a Director, Officer, employee or service provider ceases to be so engaged by the Company for any reason other than death, they will have the right to exercise any vested Award not exercised prior to such termination within the lesser of six months from the date of the termination, unless otherwise extended by the Board, in its absolute discretion, or the expiry date of the Award; provided that if the termination is for just cause the right to exercise the vested Award shall terminate on the date of termination unless otherwise determined by the Directors. All non-vested Awards shall terminate on the date of termination.

The Board of Directors shall have the power to, at any time and from time to time, either prospectively or retrospectively, and without Shareholder approval, amend, suspend or terminate the Stock Award Plan or any Award granted under the Stock Award Plan, including, without limiting the generality of the foregoing, changes of a clerical or grammatical nature and changes regarding the vesting of Awards; provided, however, that:

(a)	such amendment, suspension or termination is in accordance with applicable laws and the rules of any stock exchange on which the Common Shares are listed;

(b)

no such amendment, suspension or termination shall be made at any time to the extent such action would materially adversely affect the existing rights of an optionee with respect to any then outstanding Award, as determined by the Board of Directors acting in good faith, without his or her consent in writing; and

(c)	the Board of Directors shall obtain Shareholder approval of the following:

	(i)	any amendment to the maximum number of Common Shares, other than as contemplated by the Stock Award Plan;

	(ii)	any amendment that would reduce the award price of an outstanding Award other than as contemplated by the Stock Award Plan; and

	(iii)	any amendment that would extend the term of any Award granted under the Stock Award Plan beyond the expiry date.

In the event of, among other things, a take-over bid affecting the Company, the Board of Directors of the Company will notify each awardee under the Stock Award Plan of the full particulars of the offer whereupon all Awards will become vested and may be exercised.

The Stock Award Plan is in the same form as the plan previously approved by Shareholders, except for the following amendments which have been approved by the Board of Directors and do not require Shareholder approval in accordance with the amendment provision of the Stock Award Plan:

(a)	the definition of “Employee” has been amended as follows:

“Employee” means any individual in the employment of the Company or any of its Designated Subsidiaries, or any combination or partnership of such companies, or of a company providing management or administrative services to the Company. (Proposed amendments underlined)

(b)

Section 4.05 of the Stock Award Plan, which deals with termination of employment, has been amended to provide the Board with discretion to extend the period of time during which vested Awards may be exercised following termination without cause.

In order to approve the continuation of the Stock Award Plan, the Stock Award Resolution (as defined herein) must be passed by a majority of the votes cast by Shareholders who, being entitled to do so, vote in person or by proxy on the Stock Award Resolution. The full text of the resolution to approve the continuation of the Stock Award Plan (the “Stock Award Resolution”) is set out in Appendix “A” to this Management Information Circular.

The Board of Directors of the Company has unanimously concluded that the approval of the continuation of the Stock Award Plan is in the best interest of the Company and its Shareholders, and recommends that Shareholders vote IN FAVOUR of the Stock Award Plan Resolution. The Company has been advised that the directors and senior officers of the Company intend to vote all Common Shares held by them in favour of the Stock Award Plan Resolution. In the absence of a contrary instruction, the person(s) designated by management of the Company in the enclosed form of proxy intend to vote FOR the Stock Award Plan Resolution.

Approval of Amendments to Performance Share Unit Plan

Background

In 2009 the Company adopted the 2009 Performance Share Unit Plan (the “PSU Plan”) for the benefit of the Company’s employees. The PSU Plan was established to assist the Company in the recruitment and retention of highly qualified employees and consultants by providing a means to reward superior performance, to motivate participants under the PSU Plan to achieve important corporate and individual performance objectives and, through the issuance by the Company of Common Shares under the PSU Plan, to better align the interests of participants with the long term interests of Shareholders. The Board of Directors uses performance share units (“PSUs”) issued under the PSU Plan, as well as Awards issued under the Stock Award Plan, as part of the Company’s overall executive compensation plan. Since the value of PSUs increase or decrease with the price of the Common Shares, PSUs reflect a philosophy of aligning the interests of executives with those of the Shareholders by tying executive compensation to share price performance. In addition, PSUs assist in the retention of qualified and experienced executives by rewarding those individuals who make a long term commitment.

At the Meeting, Shareholders will be asked to approve a resolution amending the PSU Plan to increase the maximum number of Common Shares reserved for issuance under the PSU Plan from 2,000,000 to 3,000,000. In order to be approved, the resolution must be passed by a majority of the votes cast by the holders of the Common Shares present in person or represented by proxy at the Meeting. Unless such authority is withheld, the management representatives designated in the enclosed form of proxy intend to vote for the approval of the resolution amending the PSU Plan. As of April 16, 2012, there were 388,800 PSUs outstanding, and the maximum number of Common Shares issuable in connection with outstanding PSUs was 583,200, which represents 0.21% of the total number of outstanding Common Shares.

Set out below is a summary of the PSU Plan.

Eligible Participants

The PSU Plan is administered by the Compensation Committee of the Board of Directors. Employees and eligible consultants of the Company and its designated subsidiaries are eligible to participate in the PSU Plan. In accordance with the terms of the PSU Plan, the Compensation Committee will approve those employees and eligible consultants who are entitled to receive PSUs and the number of PSUs to be awarded to each participant. PSUs awarded to participants are credited to them by means of an entry in a notional account in their favour on the books of the Company. Each PSU awarded conditionally entitles the participant to the delivery of one Common Share upon attainment of the PSU vesting criteria.

Vesting

PSUs vest in accordance with terms determined by the Compensation Committee, which will be based on, among other things, one or more of the following factors: (i) the achievement of corporate or individual performance objectives, including the attainment of milestones relating to financial, operational, strategic or other objectives of the Company, (ii) the market price of Common Shares from time to time and/or the return to Shareholders, and/or (iii) any other performance criteria relating to the participant, the Company, a subsidiary or business unit. The performance terms that the Compensation Committee may apply to PSUs are intended to strengthen the link between the Company’s performance and the value of the PSUs at the time that they are paid out. The conditions relating to the vesting of PSUs are determined by the Compensation Committee in its sole discretion, and typically involve a vesting multiplier, based on the achievement of performance criteria, that can result in a final vested value in a range of 0% to 150%.

Once the PSUs vest, the participant is entitled to receive the equivalent number of underlying Common Shares. The Common Shares may be issued from treasury at the time of vesting, may be purchased by the Company on the market for delivery to the participant, or may be settled in cash. The amount of any such cash payment shall be equal to the number of Common Shares in respect of which the participant is entitled multiplied by the market price per Common Share on the payout date. The expiry period of PSUs will be determined by the Compensation Committee at the time of grant. However, the maximum term for all PSUs is two years after the participant ceases to be an employee or eligible consultant of the Company. All unvested, expired PSUs are available for future grants.

Maximum Number of Common Shares Issued

The maximum number of Common Shares currently reserved for issuance under the PSU Plan is 2,000,000, which is approximately 0.6% of the Company’s current issued and outstanding share capital. At the Meeting, Shareholders will be asked to pass a resolution increasing the maximum number of Common Shares reserved for issuance under the PSU Plan to 3,000,000, which would represent approximately 1.0% of the current issued and outstanding Common Shares. Common Shares purchased on the market for the purpose of honouring PSU grants will not be counted for the purpose of determining the number of Common Shares issued under the PSU Plan, nor will entitlements be satisfied in cash.

The PSU Plan provides that the maximum number of Common Shares issuable to insiders (as that term is defined by the TSX) pursuant to the PSU Plan, together with any Common Shares issuable pursuant to any other security-based compensation arrangement of the Company, will not exceed 10% of the total number of outstanding Common Shares. In addition, the maximum number of Common Shares issued to insiders under the PSU Plan, together with any Common Shares issued to insiders pursuant to any other security-based compensation arrangement of the Company within any one year period, will not exceed 10% of the total number of outstanding Common Shares.

Cessation of Entitlement

Unless otherwise determined by the Company in accordance with the PSU Plan, PSUs which have not vested on a participant’s termination date shall terminate and be forfeited. If a participant who is an employee ceases to be an employee as a result of termination of employment without cause, in such case, at the Company’s discretion, all or a portion of such participant’s PSUs may be permitted to continue to vest, in accordance with their terms, during any statutory or common law severance period or any period of reasonable notice required by law or as otherwise may be determined by the Company in its sole discretion. All forfeited PSUs are available for future grants.

Transferability

PSUs are not assignable or transferable other than by operation of law, except, if and on such terms as the Company may permit, to a spouse or minor children or grandchildren or a personal holding company or family trust controlled by a participant, the shareholders or beneficiaries of which, as the case may be, are any combination of the participant or the participant’s spouse, minor children or minor grandchildren.

Amendments to the PSU Plan

The Board of Directors may, without notice, at any time and from time to time, without Shareholder approval, amend the PSU Plan or any provisions thereof in such a manner as the Board of Directors, in its sole discretion, determines appropriate:

(a)	for the purposes of making formal minor or technical modifications to any of the provisions of the PSU Plan;

(b)	to correct any ambiguity, defective provision, error or omission in the provisions of the PSU Plan;

(c)	to change the vesting provisions of PSUs to reflect revised performance metrics or to accelerate vesting in the event that performance criteria is achieved earlier than expected;

(d)	to change the termination provisions of PSUs or the PSU Plan that does not entail an extension beyond the original expiry date of the PSU; or

(e)	to preserve the intended tax treatment of the benefits provided by the PSU Plan, as contemplated therein;

provided, however, that:

(f)

no such amendment of the PSU Plan may be made without the consent of each affected participant if such amendment would adversely affect the rights of such affected participant(s) under the PSU Plan; and

(g)	Shareholder approval shall be obtained in accordance with the requirements of the TSX for any amendment that:

	i.	increases the maximum number of Common Shares issuable pursuant to the PSU Plan;

	ii.	extends the expiry date for PSUs granted to insiders under the PSU Plan;

	iii.	provides for other types of compensation through Common Share issuance;

iv.	expands the rights of a participant to assign PSUs beyond what is currently permitted in the PSU Plan;

v.	adds additional categories of participants; or

vi.	changes in eligible participants that may permit the introduction of reintroduction of non-employee directors on a discretionary basis.

In order to approve the amended PSU Plan the PSU Plan Resolution (as defined herein) must be passed by a majority of the votes cast by Shareholders who, being entitled to do so, vote in person or by proxy on the PSU Plan Resolution. The full text of the resolution to amend the PSU Plan is set out in Appendix “B” to this Management Information Circular (the “PSU Plan Resolution”).

The Board of Directors of the Company recommends that Shareholders vote IN FAVOUR of the PSU Plan Resolution, and the Company has been advised that the directors and senior officers of the Company intend to vote all Common Shares held by them in favour of the PSU Plan Resolution. In the absence of a contrary instruction, the person(s) designated by management of the Company in the enclosed form of proxy intend to vote FOR the amended PSU Plan.

Approval of Amendments to Deferred Share Unit Plan

Background

In 2009 the Company adopted the 2009 Deferred Share Unit Plan (the “DSU Plan”) for the benefit of the Company’s nonexecutive Directors. The DSU Plan was established to assist the Company in the recruitment and retention of qualified persons to serve on the Board and, through the issuance by the Company of Common Shares under the DSU Plan, to better align the interests of directors with the long-term interests of Shareholders.

The Board of Directors uses deferred share units (“DSUs”) issued under the DSU Plan, as well as options issued under the Stock Award Plan, as part of the Company’s overall director compensation plan. Since the value of DSUs increase or decrease with the price of the Common Shares, DSUs reflect a philosophy of aligning the interests of directors with those of the Shareholders by tying compensation to share price performance.

At the Meeting, Shareholders will be asked to approve a resolution amending the DSU Plan to increase the maximum number of Common Shares reserved for issuance under the DSU Plan from 100,000 to 150,000. In order to be approved, the resolution must be passed by a majority of the votes cast by the holders of the Common Shares present in person or represented by proxy at the Meeting. Unless such authority is withheld, the management representatives designated in the enclosed form of proxy intend to vote for the approval of the resolution amending the DSU Plan. As of April 16, 2012, the total number of Common Shares issuable in connection with outstanding DSUs was 24,718, which represents 0.01% of the total number of outstanding Common Shares.

Summary of the DSU Plan

Set out below is a summary of the DSU Plan.

Administration of Plan

The DSU Plan provides that the annual compensation amount (the “Annual Base Compensation”) payable to non-executive Directors of the Company, as determined from time to time by the Board of Directors, shall be paid 50% in DSUs and 50% in cash. Non-executive Directors may also elect to receive DSUs with respect to all or part of that portion of his or her Annual Base Compensation otherwise payable in cash. All DSUs paid with respect to Annual Base Compensation will be credited to the Director’s DSU Account when such Annual Base Compensation is payable. The Director’s DSU Account will be credited with the number of DSUs calculated to the nearest thousandth of a DSU, determined by dividing the dollar amount of compensation payable in DSUs on the payment date by the market value of a Common Share at the time. Fractional DSUs will not be issued and any fractional entitlements will be rounded down to the nearest whole number.

Each participant in the DSU Plan shall be entitled to redeem his or her DSUs during the period commencing on the business day immediately following the date upon which the non-executive Director ceases to hold any position as a director of the Company and its subsidiaries and is no longer otherwise employed by the Company or its subsidiaries, including in the event of death of the participant (the “Termination Date”) and ending on the 90th day following the Termination Date. All redemptions under the DSU Plan shall be in Common Shares issued from treasury.

Maximum Number of Common Shares Issued

The maximum number of Common Shares currently reserved for issuance under the DSU Plan is 100,000, which is approximately 0.036% of the Company’s current issued and outstanding share capital. At the Meeting, Shareholders will be asked to pass a resolution increasing the maximum number of Common Shares reserved for issuance under the DSU Plan to 150,000, which would represent approximately 0.054% of the current issued and outstanding Common Shares. The DSU Plan provides that the maximum number of Common Shares issuable to insiders (as that term is defined by the TSX) pursuant to the DSU Plan, together with any Common Shares issuable pursuant to any other security-based compensation arrangement of the Company, will not exceed 10% of the total number of outstanding Common Shares. In addition, the maximum number of Common Shares issued to insiders under the DSU Plan, together with any Common Shares issued to insiders pursuant to any other security-based compensation arrangement of the Company within any one year period, will not exceed 10% of the total number of outstanding Common Shares.

Transferability

No right to receive payment of deferred compensation or retirement awards shall be transferable or assignable by any participant under the DSU Plan except by will or loss of dissent and distribution.

Amendments to the DSU Plan

The Board of Directors may at any time, and from time to time, and without shareholder approval, amend any provision of the DSU Plan, subject to any regulatory or stock exchange requirement at the time of such amendment, including, without limitation:

(a)	for the purposes of making formal minor or technical modifications to any of the provisions of the DSU Plan including amendments of a “clerical” or “housekeeping” nature;

(b)	to correct any ambiguity, defective provision, error or omission in the provisions of the Plan;

(c)	amendments to the termination provisions of the DSU Plan;

(d)	amendments necessary or advisable because of any change in application securities laws;

(e)	amendments to the transferability of DSUs;

(f)	amendments relating to the administration of the DSU Plan;

(g)	amendments to preserve the intended tax treatment of the benefits provided under the DSU Plan, as contemplated therein; or

(h)	any other amendment, fundamental or otherwise, not requiring shareholder approval under applicable laws or the rules of the TSX;

provided, however, that:

(i)

no such amendment of the DSU Plan may be made without the consent of each affected participant in the DSU Plan if such amendment would adversely affect the rights of such affected participant(s) under the DSU Plan; and

(j)	Shareholder approval shall be obtained in accordance with the requirements of the TSX for any amendment:

	i.	to increase the maximum number of Common Shares which may be issued under the DSU Plan;

	ii.	to the amendment provisions of the DSU Plan; or

	iii.	to the definition of “Participant”.

In order to approve the amended DSU Plan, the DSU Plan Resolution (as defined herein) must be passed by a majority of the votes cast by Shareholders who, being entitled to do so, vote in person or by proxy on the DSU Plan Resolution. The full text of the resolution to amend the DSU Plan is set out in Appendix “C” to this Management Information Circular (the “DSU Plan Resolution”).

The Board of Directors of the Company recommends that Shareholders vote IN FAVOUR of the DSU Plan Resolution, and the Company has been advised that the directors and senior officers of the Company intend to vote all common shares held by them in favour of the DSU Plan Resolution. In the absence of a contrary instruction, the person(s) designated by management of the Company in the enclosed form of proxy intend to vote FOR the amended DSU Plan.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This Compensation Discussion and Analysis describes and explains the executive compensation program implemented by the Company to motivate and reward its named executive officers (“NEOs”). The Company’s NEOs for the fiscal year ending November 30, 2011:

  Mr. Rick Van Nieuwenhuyse: President and Chief Executive Officer (“CEO”)(1)

  Ms. Elaine Sanders: Vice-President and Chief Financial Officer (“CFO”)

  Mr. Gillyeard Leathley: Senior Vice President and Chief Operating Officer (“COO”)

  Mr. Joseph Piekenbrock: Vice-President, Exploration

Executive Summary

The Company has a pay-for-performance philosophy and its compensation programs are designed to attract and retain executive officers with the talent and experience necessary for the success of the Company. A significant portion of total direct compensation is dependent on actual performance measured against short-term and long-term goals of the Company, the group, and the individual, as approved by the CEO and the Board of Directors.

The Compensation Committee of the Board of Directors (the “Compensation Committee”), evaluates each executive officer position to establish skill requirements and levels of responsibility. The Compensation Committee, after referring to market information provided by its outside compensation advisor, Mercer (Canada) Limited (“Mercer”), determines compensation for the executive officers. As directed by the Compensation Committee, the Company has a compensation philosophy to pay its NEOs above the median compensation levels of its peer group for 2011. Factors which influence this policy include the size of the Company’s deposits as compared to other peer group companies (the “Peer Group”) and the acknowledgement that managing these resources requires an executive team with experience and skills in advancing significant deposits into production, as well as the fact that the Company is working with senior mining partners to advance two of its projects and needs to attract and retain executives with experience working for and with, large companies to advance substantial projects.

_____________________________________
(1) Mr. Van Nieuwenhuyse resigned as President and Chief Executive Officer of the Company in January 2012.

The Compensation Committee targets NEO compensation as follows:

CEO, CFO, and COO:

-	Base Salary – 62.5th percentile of the market
-	Total Cash Compensation – 62.5th percentile of the market
-	Total Direct Compensation – 75th percentile of the market

All other Executive Officers:

-	Base Salary – 62.5th percentile of the market
-	Total Cash Compensation – 62.5th percentile of the market
-	Total Direct Compensation – 62.5th percentile of the market

Total cash compensation includes base salary and annual incentive compensation. Total direct compensation includes base salary, annual incentive compensation and long-term incentive compensation.

The Company had a successful year in 2011. Due to the efforts of its executives and employees, the Company accomplished the following significant achievements:

  Continued focus on safety with zero loss-time incidents at all projects.

  Progressed Donlin Gold and Galore Creek towards production decision.

  Filed the Donlin Gold Feasibility Study Technical Report with a base case post-tax NPV of US $547 million.

  Filed the Galore Creek Prefeasibility Technical report with a base case post-tax basis NPV of $137 million.

  Excellent exploration drilling results at Ambler, Bornite, and San Roque. In November 2011, NovaGold announced the results from its initial exploration drilling program on the Bornite target and expanded the known extent of the mineralization including 178 meters of 3.9% copper in step-out drilling.

  Entered into a progressive agreement with NANA Regional Corporation in October 2011 which provides a framework for the exploration and development of the Bornite property.

  Started the process of restructuring the Company into a pure gold company.

  Completed a positive preliminary economic assessment for Ambler in April 2011 with a base case post tax NPV of US $505 million.

  Achieved closure plan & potential disposition of Rock Creek.

  Built strong senior management team and added Board expertise.

  Significant land sales in Nome.

  Added two new significant shareholders.

Based on this performance, the Compensation Committee approved base salary increases effective January 1, 2012, and approved an annual incentive plan payout based on target amounts and the actual performance of the Company, the NEO’s department and the NEO for 2011. The Compensation Committee also approved a stock-based long-term incentive grant in 2011 comprised exclusively of stock options.

The Board determines the appropriate performance rating for the Company and executive officers based on their personal evaluation of performance against goals set at the beginning of the year. The size of any payout or award is dependent on the performance rating as determined by the Board. The rating can be 0% to 150%. The Board can exercise discretion, either to award compensation absent attainment of the relevant performance goal or similar condition or to reduce or increase the size of any award or payout. The Board did not exercise discretion in 2011 for any NEO or for any other employees who did not attain the relevant performance goals.

The Company will not be making any significant changes to its compensation policies and practices for the 2012 financial year.

Executive Compensation Policies and Programs

In establishing compensation objectives for executive officers, the Compensation Committee seeks to accomplish the following goals:

  motivate executives to achieve important corporate and personal performance objectives and reward them when such objectives are met;

  recruit and subsequently retain highly qualified executive officers by offering overall compensation that is competitive with that offered for comparable positions at Peer Group companies; and

  align the interests of executive officers with the long-term interests of Shareholders through participation in the Company’s stock-based compensation plans.

Currently, the Company’s executive compensation package consists of the following principal components: salary, annual incentive cash bonus, various health plan benefits, registered retirement savings plan (“RRSP”) matching for Canadian NEOs, individual retirement account (“IRA”) matching for U.S. NEOs, employee share purchase plan (“ESPP”) matching, and long-term incentives in the form of stock options and performance share units (“PSUs”).

The following table summarizes the different elements of the Company’s total compensation package:

COMPENSATION ELEMENT	OBJECTIVE	KEY FEATURE
Base Salary	Provide a fixed level of cash compensation for performing day-to-day responsibilities.	Base salary bands were created and annually reviewed based on 62.5th percentile of the market data for base salary. Actual increases are based on individual performance.
Annual Incentive Plan	Reward for short-term performance against corporate, department, and individual goals.	Cash payments based on a formula.
Each NEO has a target percentile
opportunity based on the 62.5th
percentile of the market data for total
cash. Actual payout depends on
performance against corporate, group
and individual goals.
Minimum Company performance
needs to be met before a payout
occurs.

COMPENSATION ELEMENT	OBJECTIVE	KEY FEATURE
Stock Options	Align management interests with those of shareholders, encourage retention and reward long-term Company performance.	Calculations are based on targets for
each NEO determined by targeting
the 75th percentile of the market data
for total direct compensation for the
CEO, CFO, and COO and 62.5th
percentile for all other Executive
Officers. Stock option grants
generally vest over 2 years and have a
5-year life.
Performance Share Units	Align management interests with those of shareholders, encourage retention and reward long-term Company performance.	Calculations are based on targets for
each NEO determined by targeting
the 75th percentile of the market data
for total direct compensation for the
CEO, CFO, and COO and 62.5th
percentile for all other Executive
Officers. PSU grants cliff vest over a
period of time and actual payout
depends on the performance of the
Company’s share price against that of
its peer group and the TSX index.
Retirement Plans: RRSP (Canadian employees) and IRA (U.S. employees)	Provide retirement savings.	RRSP – Company matches 100% of the employee’s contribution up to 5% of base salary. IRA – Company matches 100% of the employee’s contribution up to 3% of base salary.
Employee Share Purchase Plan	Encourage ownership in the Company through the regular purchase of Company shares from the open market.	Company matches 50% of the employee’s contribution up to 5% of base salary.
Health Plan Benefits	Provide security to employees and their dependents pertaining to health and welfare risks.	Coverage includes medical and dental benefits, short- and long-term disability insurance, life insurance and employee assistance plan.

Annual Compensation Decision-Making Process

Each year, the executive team establishes goals and initiatives for the upcoming year that include key priorities. The CEO presents these goals and initiatives to the Board of Directors for approval. Similarly, the CEO and the Chair of the Compensation Committee work together to establish goals for the CEO for the upcoming year and the CEO follows a process similar to the other NEOs.

The 2012 Corporate Goals Include:

  Successfully raise enough capital to further develop Donlin Gold and other projects

  Maintain Operations/Departmental Excellence

  Divest Galore Creek

  Progress Donlin Gold Milestones

  Spin-Out NovaCopper

  Close Rock Creek and maximize the value of the Nome Assets

  Maximize Value of San Roque

  Identify New Opportunities

  Utilize Experienced Team to Ensure Strategic Objectives are Achieved

  Define Exploration Model

  Maintain Influence in Projects Through NovaGold Representation and Enhance Relationships with Partners

  Maintain Proactive Shareholder Engagement

  Share Price Out-Performs Development Peers

  Develop Communication Strategy for Donlin During Permitting Phase

  Expand the Geographic Shareholder Base of NovaGold to Include Europe and Asia

Performance relative to these goals is reviewed at year-end and performance ratings are determined for the Company by the Board of Directors, for the CEO by the Compensation Committee and for each of the other NEOs by the CEO. These performance ratings are used in making decisions and calculations related to base salary increases, annual incentive payouts and stock-based grants.

The Board can exercise discretion in determining the appropriate performance rating for the Company and executive officers based on their evaluation of performance against goals set at the beginning of the year. The size of any payout or award is dependent on the performance rating as determined by the Board. The rating can be 0% to 150%.

The Compensation Committee determines the CEO’s base salary, annual incentive payout and stock-based grant. The Compensation Committee also reviews the performance and compensation recommendations for the NEOs by the CEO and makes the final determination regarding the same.

Base salary increases are effective January 1st of each year and annual incentive payments are usually paid out shortly after each performance cycle. The Company’s performance cycle is aligned with its fiscal year end.

The bar graph below illustrates how much of compensation is cash versus non-cash based on the salary guidepost for each NEO and his or her annual incentive and long-term incentive targets for 2011. The actual pay mix may vary depending on whether goals are met since performance factors are used in the calculation of annual incentive pay and long term incentive pay.

Following the compensation review that was completed in 2011, the Total Direct Compensation Pay Mix for 2012 will be:

Risk Assessment of Compensation Policies and Practices

In March 2012, the Compensation Committee conducted a risk assessment of the Company’s compensation policies and practices as they apply to all employees, including all executive officers. The design features and performance metrics of our cash and stock-based incentive programs along with the approval mechanisms associated with each were evaluated to determine whether any of these policies and practices would create risks that are reasonably likely to have a material adverse effect on the Company.

As part of the review, the following characteristics of the Company’s compensation policies and practices were noted as being characteristics that we believe reduce the likelihood of risk-taking by our employees, including our officers and non-officers:

  Our compensation mix is balanced among fixed components such as salary and benefits, annual incentive payments and long-term incentives, including performance units and stock options.

  Performance share units vest upon the performance of the Company’s share price against our Peer Group and against the TSX index or other metrics as may be determined by the Compensation Committee.

  The Compensation Committee has ultimate authority to determine, and reduce if appropriate, compensation provided to our Executives, including each of the NEOs.

  The Compensation Committee, under its charter, has the authority to retain any advisor it deems necessary to fulfill its obligations and has engaged Mercer as its external consultant. Mercer assists the Compensation Committee in reviewing executive compensation on an annual basis. They also provide advice to the Committee on an as needed basis.

  The annual incentive program for the executive management team, which includes each of the NEOs, is approved by the Board of Directors. Individual payouts are based on a combination of financial metrics as well as qualitative and discretionary factors.

  Stock based awards are all recommended by the Compensation Committee and approved by the Board.

  The Board of Directors approves the compensation for the President and CEO.

Based on this assessment, it was concluded that the Company’s compensation policies and practices do not create risks that are reasonably likely to have a material adverse effect on the Company.

NEOs and directors are not permitted to purchase financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director.

Peer Group

For 2011, market compensation data was drawn from compensation data disclosed in the proxy information circulars of other publicly traded companies. Specifically, the data was collected from 16 Canadian-based companies whose:

  operations were primarily in gold mining;

  current market capitalizations is generally comparable to the Company’s; and

  is similar to the Company’s growth potential and complexity.

We consider the above selection criteria to be relevant because the criteria reflect the types of companies and the market in which the Company primarily competes for talent. The Company considers the following 16 companies as representatives of its Peer Group.

The 2011 Peer Group differs from the Peer Group used in 2010 in the following ways:

  Red Back Mining was eliminated as it was acquired by Kinross Gold.

  Based on discussions with the Committee, Allied Nevada Gold, Alamos Gold, and Aurico Gold were added as these three gold mining companies are now of comparable size and complexity to the other organizations in the comparator group.

The Peer Group consists of the following companies:

Lake Shore Gold Inc.	Ivanhoe Mines Ltd.	IAMGOLD Corp.
Taseko Mines Ltd.	Allied Nevada Gold Corp.	Gabriel Resources Inc.
Detour Gold Corp.	European Goldfields Ltd.	New Gold Inc.
Northgate Minerals Corp.	Aurizon Mines Ltd.	Alamos Gold Inc.
Aurico Mines Ltd.	Centerra Gold Inc.	Silver Standard Resources Inc.
Osisko Mining Corp.

The chart below shows how the Company performed against the Peer Group for 2011:

Comparing share price performance from December 1, 2010 to November 30, 2011, NovaGold’s share price performed at the 43rd percentile of the Peer Group.

Compensation Elements

Base Salary

Salaries for executive officers are determined by evaluating the responsibilities inherent in the position held and the individual’s experience and past performance, as well as by reference to the competitive marketplace for management talent at other Peer Group companies. The Compensation Committee refers to market information provided by its outside compensation advisor, Mercer.

Mercer matched the executives to those individuals performing similar functions. The Company targeted the 62.5 th percentile of this market data to determine if the salary bands for the NEOs needed to be adjusted for 2011. Based on the market data, salary bands for the NEOs were adjusted for 2011 to meet the Company’s targets 62.5 th percentile of the market data.

As a result of the compensation review conducted in 2011, the Compensation Committee has recommended leaving the current salary bands unchanged for 2012.

The Company targets base salaries above the median to assist in attracting and retaining the key people that the Company needs to be successful.

The Company conducts a Peer Group review for its NEOs annually. For the remainder of the executive officers, the following published compensation surveys were used as the source of compensation data:

  Mercer Canadian Benchmark Database for Executive Jobs

  PricewaterhouseCoopers Mining Industry Salary Surveys

When determining actual base salary increases for the NEOs, the CEO and Compensation Committee look at the guideposts (62.5 th percentile of the market data) of the salary bands and determine the increase based on the NEO’s performance. Individual performance is evaluated based on goals and initiatives set at the beginning of the year. The CEO determines a salary increase budget for each year based on market data from consulting companies. Using this budget and taking into account individual performance and the individual’s position in his or her salary band, the CEO may recommend an increase for one or all NEOs. The Compensation Committee makes a recommendation for the CEO’s base salary increase, also taking into account the budget set and the CEO’s individual performance.

If the NEO is fully competent in his or her position, the NEO will be paid between 95% to 105% of the guidepost. Developing NEOs would be paid between 80% to 94% of the guidepost and NEOs who consistently perform above expectation can be paid between 106% to 120% of guidepost.

NEO’s Base Salary Compared to Salary Band Guideposts

Name	Base Salary Compared to Salary Band Guidepost	Reason
Rick Van Nieuwenhuyse	Above	The NEO’s base salary is above the salary range guidepost for his role and level due to his past and current performance.
Gillyeard Leathley	Below	The NEO’s base salary is below the salary range guidepost for his role and level as the salary ranges were increased this year based on market data.
Elaine Sanders	Below	The NEO’s base salary is below the salary range guidepost for her role and level as she is new to her role.
Joseph Piekenbrock	Below	The NEO’s base salary is below the salary range guidepost for his role and level as the salary ranges were increased this year based on Peer Group data.

Base Salary Increases for 2011

The Company had a successful year in 2010 and, as a result, the Compensation Committee approved the following base salary increases for 2011:

Name	Title	2010 Base Salary	2011 Base Salary	% Change
Rick Van Nieuwenhuyse	Former President & CEO(1)	$665,000	$686,280	3.2%
Gillyeard Leathley	Sr. VP & COO	$350,000	$350,000	0%
Elaine Sanders	VP & CFO	$208,000	$233,000	12%
Joseph Piekenbrock	VP, Exploration	US$220,000	US$250,000	13.6%

(1)Mr. Van Nieuwenhuyse resigned as President & CEO of the Company on January 9, 2012.

Annual Incentive Plan

At the end of each year, the Compensation Committee reviews actual performance against the objectives set by the Company and the NEOs for such year. The assessment of whether the Company’s objectives for the year have been met includes, but is not limited to, considering the quality and measured progress of the Company’s exploration and development projects, raising of capital, corporate alliances and similar achievements.

Mercer used the three most recent years of published compensation data in the proxies for each of the organizations in the Peer Group to achieve representative market levels for variable compensation elements that are, in some cases, relatively volatile year-over-year. This methodology effectively smooths out anomalous incentive levels that could otherwise bias the data.

The Company considers the 62.5 th percentile of the total cash data provided by Mercer to review annual incentive targets, expressed as a percentage of base salary, for each NEO.

The annual incentive formula is as follows:

[(Corporate performance) + (Group performance) + (Individual performance)] x target % x base salary = payout

A minimum corporate performance needs to be met prior to any payout.

Annual Incentive Payout for 2011

Actual incentive awards for 2011 were based on performance relative to goals and initiatives set for 2011 Performance is measured in three areas: corporate, group and individual. Performance ratings for each area range from 0% to 150%.

Discussions around corporate goals for the following year are started during a strategy session held in the fall of the preceding year. All executive officers and some managers are involved in the strategy session. During the session, goals and initiatives are set in three areas: Operational Excellence, People & Partnerships and Shareholder Value. These corporate goals and initiatives are approved by the Board of Directors. Group and individual goals and initiatives flow from the corporate goals and initiatives to ensure that everyone’s efforts are linked to the success of the Company.

The Company also focuses on setting goals and initiatives around its core values which include safety, accountability, sustainability, teamwork, respect, communication, empowerment and integrity.

The following table outlines the results of the annual incentive calculation for 2011:

Name	Target	2011 Annual Incentive Payout ($)	2011 Corporate Weighting	2011 Group Weighting	2011 Individual Weighting
Rick Van Nieuwenhuyse	75%	535,300	80%	0%	20%
Gillyeard Leathley	60%	254,620	40%	35%	25%
Elaine Sanders	50%	154,350	40%	35%	25%
Joseph Piekenbrock	50%	129,690	40%	35%	25%

Mr. Van Nieuwenhuyse was awarded his annual bonus in recognition of his leadership skills and personal performance, as well as the significant contributions he made to the Company in 2011. In particular, his leadership led to a progressive agreement with NANA Regional Corporation, advancing Donlin Gold and Galore Creek towards production decisions and building a strong senior management team at the Company. Due to his work on the Ambler project, the Board also approved a one-time special bonus payment of $500,000, which was paid in PSUs.

Mr. Leathley was awarded his annual bonus in recognition of the significant contributions he made to the Company by leading the closure plans for the Rock Creek Mine. Due to his leadership, the Company also progressed Donlin Gold and Galore Creek towards production decisions and completed a positive preliminary economic assessment for the Ambler project.

Ms. Sanders was awarded her annual bonus in recognition of her leadership of the Finance team. Specifically, her efforts led to the completion of the Copper Canyon transaction and for overseeing all aspects of the Company’s regulatory compliance. She is also recognized for her efforts with respect to the anticipated spin-out of NovaCopper to NovaGold shareholders.

Mr. Piekenbrock was awarded his annual bonus in recognition of his leadership of the Company’s exploration initiatives. Due in part to his effort and the efforts of his team, NovaGold had excellent exploration drilling results at Ambler, Bornite, and San Roque.

Based on the results of the 2011 compensation review, no changes are being made to the annual incentive targets for 2012.

Stock-Based Incentive Plans

Stock-based grants are generally awarded to executive officers at commencement of employment and periodically thereafter. For annual grants, stock options and PSUs are granted based on a target percentage of base salary for each NEO. The purpose of granting stock options and PSUs is to assist the Company in compensating, attracting, retaining and motivating Directors, Officers, employees and service providers of the Company and to closely align the personal interests of such persons to that of the Shareholders. These equity vehicles were chosen because the Company believes that these vehicles best incentivize the team to focus their efforts on increasing shareholder value.

Mercer used the three most recent years of published compensation data in the proxies for each of the organizations in the Peer Group to achieve representative market levels for variable compensation elements that are, in some cases, relatively volatile year over year. This methodology effectively smooths out anomalous incentive levels that could otherwise bias the data.

NovaGold targeted the 75th percentile of the total direct compensation data provided by Mercer for the CEO, CFO, and COO, and the 62.5 th percentile of the total direct compensation data provided by Mercer for all other Executives, to review if the target percentage for each NEO and executive officer is still appropriate. Based on the actual compensation and market data collected, targets for stock-based compensation were adjusted for 2011 to ensure we stay in line with our compensation philosophy.

The Company uses two different plans for stock-based grants: the 2004 Stock Award Plan and the 2009 Performance Share Unit Plan. The percentage of stock options versus PSUs granted is determined by the Compensation Committee for each grant.

Since 2009, annual stock option grants have a five-year life and vest over two years: 1/3 on the grant date, 1/3 on the first anniversary of the grant, and 1/3 on the second anniversary of the grant. Prior to 2009, stock option grants typically had a ten-year life.

Stock-Based Grants in 2011

The Compensation Committee approved an annual grant for all employees on December 3, 2010, based on 2010 performance. A total of 426,550 stock options were granted to NEOs which represented approximately 0.2% of the total common shares outstanding at that time. In addition, a total of 192,700 PSUs were granted to NEOs on the same date.

The following table outlines details of the 2011 grant:

Name	Target	Stock Option Grant (#)	Grant Price ($)	PSU Grant (#)
Rick Van Nieuwenhuyse	250%	332,300	$14.53	107,250
Gillyeard Leathley(1)	0%	0	0	55,050
Elaine Sanders	120%	55,250	$14.53	17,800
Joseph Piekenbrock	140%	39,000	$14.53	12,600

(1)Mr. Leathley joined NovaGold on November 23, 2010 and received a new hire grant instead of an annual grant.

The 2011 PSU grant has a two-year vesting period. Achievement of the performance targets can decrease or increase the final award value in a range of 0% to 150%. For 2011, two performance criteria, each weighted 50%, were established for the grant:

1.	50% of Grant – Total Shareholder Return (“TSR”) comparison with the Peer Group

  The Company’s TSR is positive; and

  Its TSR performance relative to the TSR of other companies in the peer group exceeds the following corresponding percentile ranking. For the purposes of determining the Company’s TSR relative to the TSR of other companies in the comparator group, the Compensation Committee will have the flexibility to consider the volume weighted average price (“VWAP”) or a point in time.

The following table sets out the adjustment factors for determining the number of PSUs that will vest based upon the Company’s TSR relative to the TSR of other companies in the Peer Group:

Certified Percentile Ranking	Vest Multiplier
100%	1.50
87.5%	1.30
75%	1.15
62.5%	1.00
50%	0.85
37.5%	0.65
25%	0.50
0% to 24.9%	Payout subject to Board of Directors’ discretion

2.	50% of Grant – Comparison to the return of investment between NovaGold shares and the Toronto Stock Exchange Index (“TSX Index”)

The table below sets out the adjustment factors for determining the number of PSUs that will vest based upon the Company’s TSR relative to the TSX Index during the applicable one-year period:

Certified Relative Performance	Vest Multiplier
150%	1.50
125%	1.35
110%	1.20
100%	1.05
95%	0.90
90%	0.75
85%	0.60
75%	0.45
Less than 75%	Payout subject to Board of Directors discretion

The Compensation Committee concluded that these metrics best linked executive compensation to Shareholder value.

Results of the Two-Year Performance Cycle for the January 2010 Grant

When considering the volume weighted average price (“VWAP”) for December 2009 and December 2011, NovaGold’s VWAP was up 70% and the TSX Index was up 2%, which resulted in a multiplier of 150%. The Company was ranked fourth out of the fourteen Peer Group companies, a ranking of 71% which resulted in a multiplier of 115%. Together, this resulted to an overall multiplier of 133%. Based on the 116,350 PSUs that were outstanding from the January 2010, using the 133% adjustment factor, 154,742 shares were vested on January 13, 2012.

2009 to 2011 Performance against Peer Group and the TSX Index

Company Name	% Change
NewGold	173%
Centerra	88%
Kirkland	71%
NovaGold	70%	Vest Multiplier	115%
Gabriel	65%
Detour	60%
Alamos	33%
Osisko	26%
Aurizon	9%
Minefinders	2%
Great Basin	-40%
Silver Standard	-41%
Golden Star	-49%
Lake Shore	-67%

TSX Index
NovaGold	70%	Vest Multiplier	150%
TSX	2%

		Final Vest Multiplier	133%

Employee Share Purchase Plan

The purpose of the Employee Share Purchase Plan (“ESPP”) is to provide incentives for NEOs to acquire shares in the Company, which gives them a continuing stake in the Company and aligns their interests with those of the Shareholders. Under the ESPP, employees are able to contribute up to 5% of their base salary each pay period toward the purchase of Common Shares in the open market. The Company matches 50% of the employee’s contribution. All NEOs are contributing at the maximum 5% contribution level.

The following table outlines the current holdings of NEOs in the ESPP:

ESPP Holdings

Name	Title	November 30, 2010 Holdings	Contribution	November 30, 2011 Holdings
Rick Van Nieuwenhuyse	President & CEO	27,079	5%	31,896
Gillyeard Leathley	Sr. VP & COO	0	5%	2,431
Elaine Sanders	VP & CFO	8,483	5%	10,376
Joseph Piekenbrock	VP, Exploration	4,078	5%	5,798

Retirement Plans

The purpose of the Company’s retirement plans is to assist eligible employees with accumulating capital toward their retirement. The Company has an RRSP plan for Canadian employees whereby employees are able to contribute up to 5% of their base salary and receive a 100% Company match. NovaGold has an IRA plan for U.S. employees whereby employees are able to contribute up to 3% of their base salary and receive a 100% Company match.

Benefits

NovaGold’s benefit programs provide employees with health and wellness security. The programs consist of health and dental benefits, life insurance, disability insurance, accidental death and dismemberment insurance, and an employee assistance plan. The only benefit that NEOs receive beyond those provided to other employees is eligibility for a paid annual executive physical.

Performance Graph

The following graph depicts the Company’s cumulative total Shareholder returns in the five years since December 1, 2006 assuming a $100 investment in Common Shares, compared to an equal investment in the S&P/TSX Composite Index. NovaGold does not currently issue dividends. The Common Share performance as set out in the graph does not necessarily indicate future price performance.

Year	2007	2008	2009	2010	2011
Value based on $100 invested in NovaGold	$53	$4	$32	$80	$64
Value based on $100 invested in S&P/TSX Composite	$107	$73	$90	$102	$96

While total Shareholder returns were negative in 2011, the Company achieved all of its goals and objectives and the Compensation Committee approved base salary increases effective January 1, 2011, and an annual incentive plan payout based on target amounts and the actual performance of the Company, the department and the individual for 2010. The Compensation Committee also approved a stock-based long-term incentive grant comprising of 100% stock options.

Total shareholder return was positive in 2010. Based on this performance, the Compensation Committee approved base salary increases for January 1, 2011. They also approved an annual incentive payout and stock based grant for that year.

Total Shareholder returns were negative in 2009 but NovaGold did have a successful re-building year in 2009 and accomplished significant achievements under difficult circumstances. Based on this performance, the Compensation Committee approved base salary increases effective January 1, 2010, and an annual incentive plan payout based on target amounts and the actual performance of the Company, the department and the individual for 2010. The Compensation Committee also approved a stock-based long-term incentive grant in 2010 comprising 50% stock options and 50% PSUs. For 2007 and 2008 when total Shareholder returns were negative, the NEOs did not receive a base salary increase or annual incentive payouts in the following year.

Executive Share Ownership

In order to align the interests of NovaGold’s senior executives with those of its Shareholders, NovaGold also implemented share ownership guidelines for its senior executives in April 2009. Under the guidelines, the senior executive can satisfy his or her respective share ownership requirements by holding Common Shares. Senior executives must meet their share ownership requirements within five years of being hired or, for those senior executives hired before the policy came into effect, within five years of the effective date of the policy.

For the President and CEO, the share ownership requirement was that number of Common Shares is equal to the value of three times annual base salary. In the case of the CFO or COO, the share ownership requirement was that number equal to the value of two times annual base salary and, in the case of other executives, one times annual base salary.

The following table outlines the aggregate value of the Common Shares held by each NEO on November 30, 2011.

Name	Eligible Share Holdings (common shares)	Share Ownership Guidelines
	#	Requirement	Requirement (1) ($)	Proportion of Requirement Met
Rick Van Nieuwenhuyse	1,819,616	3 X base salary	2,053,500	1,212%
Gillyeard Leathley	23,598	2 X base salary	700,000	50%
Elaine Sanders	46,332	2 X base salary	560,000	117%
Joseph Piekenbrock	57,833	1 X base salary	244,500	360%

(1)	Based on annual salary effective December 1, 2010.

Compensation Governance

Information regarding the responsibilities and operations of the Compensation Committee and the process by which compensation is determined is discussed elsewhere in this “Report on Executive Compensation” and below under the heading “Compensation of Directors”.

The Compensation Committee is a standing committee of the Board which is appointed by and reports to the Board, with a mandate to assist the Board in fulfilling its oversight responsibilities related to:

  appointment, performance evaluation and compensation of the Company’s President and Chief Executive Officer ("CEO") and other executive officers of the Company (collectively, “Executive Officers”);

  succession planning relating to the CEO, other executive officers and other key personnel including appointments, reassignments and terminations;

  compensation structure for the CEO and other executive officers including annual, mid-term and long-term incentive plans and incentive plans involving share issuances or share awards;

  determination of director compensation; and,

  share ownership guidelines for the CEO, other executive officers and directors.

For the year ended November 30, 2011, the Compensation Committee consisted of three independent Directors: Messrs. McConnell, Giardini, and Philip; Mr. Giardini is the Chair of the Compensation Committee. Mr. Philip resigned from his Board position effective March 18, 2012 and there are now two independent Directors on the Compensation Committee: Messrs. McConnell, and Giardini. All members of the Compensation Committee are non-executive Directors of the Company.

Tony Giardini, CA and CPA, was formerly the Chief Financial Officer at Ivanhoe Mines Ltd. (“Ivanhoe”). In his role at Ivanhoe, Mr. Giardini also worked with a compensation consultant to assist with director and executive compensation reviews. Mr. Gerry McConnell is the President and CEO of Namibia Rare Earths Inc. and is also very involved in the development and review of the executive compensation for Namibia Rare Earths.

Compensation Consultant

Since October 2007, the Compensation Committee has engaged Mercer to provide specific support to the Compensation Committee in determining compensation for the Company’s Officers and Directors, including during the most recently completed fiscal year. Such analysis and advice from Mercer includes, but is not limited to, executive compensation policy (for example, the choice of companies to include in the Peer Group and compensation philosophy), total compensation benchmarking for the NEOs, and incentive plan design. In addition, this support has also consisted of (i) the provision of general market observations throughout the year with respect to market trends and issues; (ii) the provision of benchmark market data; and (iii) attendance at one Compensation Committee meeting to review market trends and issues, and one other meeting at which market analysis findings are presented to the Compensation Committee. Decisions made by the Compensation Committee, however, are the responsibility of the Compensation Committee and may reflect factors and considerations other than the information and recommendations provided by Mercer. In addition to this mandate, Mercer provides general employee compensation or benefits consulting services to the Company.

The Compensation Committee Chair pre-approves the Statement of Work provided by Mercer prior to the start of the annual Executive and Director Compensation Reviews or any other project that needs to be completed. The Statement of Work confirms the work that Mercer is asked to complete and their fees.

Mercer’s parent company, Marsh, also provides insurance services to the Company. The Compensation Committee does not pre-approve these services.

Executive Compensation-Related Fees

The fees paid to Mercer for these services in 2011 were $52,330 and in 2010 were $37,180.

All Other fees

The fees paid to Marsh for insurance services in 2011 were $322,902.

Summary Compensation Table

The summary compensation table below sets out NEO compensation information including annual salary, incentive bonuses and all other compensation earned during the fiscal years ended November 30, 2011, 2010 and 2009.

Named Executive Officer Principal Position	Year	Salary $	Share- Based Awards $(1)	Option- Based Awards $(2)	Non-equity incentive plan compensation ($)		Pension value ($)	All Other Compensation $	Total Compensation $
					Annual Incentive Plans $	Long- term incentive plans
Rick Van Nieuwenhuyse(3), President and Executive Officer	2011 2010 2009	684,507 663,417 644,667	1,736,378 195,527 933,709	2,215,278 462,986 3,317,704	1,070,600 648,380 436,700	Nil Nil Nil	Nil Nil Nil	68,218 64,732 117,451	5,774,980 2,035,041 5,450,231
Gillyeard Leathley, Senior Vice President and Chief Operating Officer	2011 2010 2009	350,000 231,902 n/a	891,260 n/a n/a	- 852,463 n/a	254,620 116,780 n/a	Nil Nil Nil	Nil Nil Nil	31,770 733 n/a	1,527,649 1,201,878 n/a
Elaine Sanders(4), Corporate Secretary, Vice President and Chief Financial Officer	2011 2010 2009	268,125 162,838 193,820	288,182 24,390 111,674	368,324 57,660 518,983	154,350 81,940 52,620	Nil Nil Nil	Nil Nil Nil	24,755 29,417 15,000	1,103,736 356,245 892,097
Joseph Piekenbrock(5), Vice President Exploration	2011 2010 2009	244,505 225,844 231,280	203,994 21,409 132,933	259,994 50,553 587,352	128,121 91,803 71,234	Nil Nil Nil	Nil Nil Nil	6,113 5,458 3,855	842,726 387,557 1,026,654

(1)	The 2011 amounts in respect of share-based awards are based upon the fair value of the grants as of the date of the grant, December 3, 2010.
(2)	Amounts in respect of option-based awards are based upon the Black-Scholes valuation model. Option-based awards granted during the year ended November 30, 2011 include vested and unvested amounts.
(3)	Vested at November 30, 2011 for Mr. Van Nieuwenhuyse: $738,426 of the 2011 option-based awards and $0 of the 2011 share-based awards.
(4)

Vested at November 30, 2011 for Ms. Sanders: $122,775 of the 2011 option-based awards and $0 of the 2011 share- based awards. Amounts included in annual incentive plans have been pro-rata calculated due to Ms. Sanders’ maternity leave.

(5)	Vested at November 30, 2011 for Mr. Piekenbrock: 86,665 of the 2011 option-based awards and $0 of the 2011 share- based awards.

To calculate Share-Based Awards and Option-Based Awards, the dollar value to be delivered to each NEO is calculated based on the targets approved for each NEO role as well as the performance of the individual and Company. Stock option amount for each NEO is calculated by dividing 50% of the dollar value by the Black-Scholes value. The 50% of the dollar value is divided by the price of the Common Shares at such time to determine the number of share-units to be issued to each NEO. The Black-Scholes option valuation model is used because it provides a fair value widely accepted by the business community and is regarded as one of the best ways of determining fair prices of options. The fair value based on the Company’s historical stock prices to determine the stock’s volatility, the expected life of the option which is based on the average length of time similar option grants in the past have remained outstanding prior to exercise and the vesting period of the grant.

See “Compensation Discussion and Analysis” for additional details regarding the information provided above.

Incentive Plan Awards

Outstanding Option-Based and Share-Based Awards

The following table sets out information concerning all option-based and share-based awards outstanding for each NEO as of November 30, 2011. (This includes awards granted before the most recently completed financial year.)

No stock option awards were re-priced during 2011 or in the prior year. The number of stock options outstanding includes vested and unvested awards.

Name	Grant Date	Option-Based Awards				Share-Based Awards
		Number of Securities Underlying Unexercised Options	Option Exercise Price	Option Expiration Date	Value of Unexercised in-the- money Options(1)	Number of Shares or Units of Shares that have not Vested	Market or Payout Value of Shares or Units of Shares that have not Vested (2)	Market or Payout Value of Vested Share-Based Awards not Paid Out or Distributed
Rick Van Nieuwenhuyse	23-May-2002	75,000	$4.35	22-May-2012	$561,000	Nil	Nil	Nil
	28-Apr-2003	300,000	$3.60	27-Apr-2013	$2,469,000	Nil	Nil	Nil
	08-Mar-2004	250,000	$6.60	07-Mar-2014	$1,307,500	Nil	Nil	Nil
	15-Jul-2004	296,296	$1.01	06-Oct-2013	$3,205,923	Nil	Nil	Nil
	17-Jan-2005	250,000	$8.86	16-Jan-2015	$742,500	Nil	Nil	Nil
	10-Mar-2006	200,000	$14.06	09-Mar-2016	Nil	Nil	Nil	Nil
	05-Apr-2008	250,000	$8.20	04-Apr-2018	$907,500	Nil	Nil	Nil
	08-Jan-2009	838,000	$2.45	07-Jan-2014	$7,860,440	Nil	Nil	Nil
	29-May-2009	1,185,350	$5.25	28-May-2014	$7,799,603	Nil	Nil	Nil
	21-Jan-2010	231,250	$6.40	20-Jan-2015	$1,255,688	72,150	$853,535	Nil
	03-Dec-2010	332,230	$14.53	03-Dec-2013	Nil	107,250	$1,268,768	Nil
Gillyeard Leathley	21-Jan-2010	50,000	$6.40	20-Jan-2015	$271,500	Nil	Nil	Nil
	23-Nov-2010	125,000	$14.90	20-Nov-2015	Nil	55,050	$651,242	Nil
Elaine Sanders	17-Jan-2005	50,000	$8.86	16-Jan-2015	$148,500	Nil	Nil	Nil
	10-Mar-2006	50,000	$14.06	09-Mar-2016	Nil	Nil	Nil	Nil
	01-Apr-2008	53,000	$7.98	31-Mar-2018	$204,050	Nil	Nil	Nil
	08-Jan-2009	46,000	$2.45	07-Jan-2014	$431,480	Nil	Nil	Nil
	29-May-2009	146,250	$5.25	28-May-2014	$962,325	Nil	Nil	Nil
	21-Jan-2010	28,800	$6.40	20-Jan-2015	$156,384	9,000	$106,470	Nil
	03-Dec-2010	55,250	$14.53	02-Dec-2015	Nil	17,800	$210,574	Nil
Joseph Piekenbrock	02-Jul-2003	100,000	$3.05	01-Jul-2013	$878,000	Nil	Nil	Nil
	08-Mar-2004	100,000	$6.60	07-Mar-2014	$523,000	Nil	Nil	Nil
	17-Jan-2005	100,000	$8.86	16-Jan-2015	$297,000	Nil	Nil	Nil
	10-Mar-2006	60,000	$14.06	09-Mar-2016	Nil	Nil	Nil	Nil
	01-Apr-2008	72,600	$7.98	31-Mar-2018	$279,510	Nil	Nil	Nil
	08-Jan-2009	50,000	$2.45	07-Jan-2014	$469,000	Nil	Nil	Nil
	29-May-2009	216,100	$5.25	28-May-2014	$1,421,938	Nil	Nil	Nil
	21-Jan-2010	25,250	$6.40	20-Jan-2015	$137,108	7,900	$93,457	Nil
	03-Dec-2010	39,000	$14.53	02-Dec-2015	Nil	12,600	$149,058	Nil

(1)	Based on the price of the Company’s Common Shares on the TSX as of November 30, 2011 of $11.83 less the option exercise price.
(2)	Based on the price of the Company’s Common Shares on the TSX as of November 30, 2011 of $11.83.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out information concerning the value of incentive plan awards—option-based and share-based awards as well as non-equity incentive plan compensation—vested or earned for each NEO during the financial year ended November 30, 2011.

Name	Option-based Awards Value Vested During the (1) Year ($)	Share-based Awards Value Vested During the Year ($)	Non-equity Incentive Plan Compensation – Value Earned During the Year ($)
Rick Van Nieuwenhuyse	$4,937,808	Nil	Nil
Gillyeard Leathley	$160,750	Nil	Nil
Elaine Sanders	$729,300	Nil	Nil
Joseph Piekenbrock	$751,672	Nil	Nil

(1)	Based on the Company’s Common Share price on the TSX as of November 30, 2011 of $11.83 less the option exercise price.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The Company is proposing certain changes to the previously approved 2004 Stock Option Plan, 2009 PSU Plan and 2009 DSU Plan. The intent of the equity plan changes are to allow the participation of joint-venture employees in the stock option plan, to continue to allow the Company to provide a flexible mix of compensation components to attract, retain, and motivate the performance of the participants in alignment with the success of the Corporation and its Shareholders, to encourage share ownership by Executives and Directors, and to preserve cash where possible. In particular, additional shares are being requested for the 2009 DSU Plan to ensure that there are enough shares on reserve if the Company brings in new Board members. The Company feels that deferred share units align Directors’ interests to shareholders more effectively than other equity programs. The Company implemented share ownership guidelines for Executives and Directors of the Corporation in 2009. These equity plans assist to further align the interests of Executives and Directors with the long term interests of Shareholders.

Equity Compensation Plan Information

The Company currently grants equity under the Stock Award Plan, the Performance Share Unit Plan, and the Deferred Share Unit Plan to attract and retain service providers, Officers and Directors to the Company and motivate them to advance the interests of the Company by affording them the opportunity to acquire an equity interest in the Company through options.

The following table sets out information concerning the number and price of securities to be issued under equity compensation plans to employees and other service providers. All of the compensation plans referenced below have been approved by Shareholders. The Company does not have any equity compensation plans which have not been approved by Shareholders.

	Stock Award Plan	PSU	DSU
As at November 30, 2011 (most recently completed fiscal year)
Maximum number of Common Shares reserved for issuance	23,998,456	1,615,918	100,000
Percent of Common Shares outstanding (approximate)	10.00%	0.67%	0.04%
Number of Common Shares issuable upon exercise or vesting of option or right	10,848,610	518,600	23,991
Percent of Common Shares outstanding (approximate)	4.52%	0.22%	0.01%
Weighted average exercise price	$7.06	n/a	n/a
Number of Common Shares available for future issuance	13,149,846	1,097,318	76,009
Plan Features
Maximum number of Common Shares authorized for issuance to any one insider or such insider’s associate under each plan within a one-year period	10% of the total Common Shares outstanding
Maximum number of Common Shares reserved for issuance to any one person under each plan	5% of the total Common Shares outstanding	None	None
Maximum number of Common Shares authorized for issuance to insiders, at any time, under all share compensation arrangements of the Company	10% of the total Common Shares outstanding
Maximum number of Common Shares issued to insiders under all share compensation arrangements of the Company	5% of the total Common Shares outstanding
As at April 16, 2012
Maximum number of Common Shares reserved for issuance	27,943,962	1,331,893	95,739
Percent of Common Shares outstanding (approximate)	10.00%	0.48%	0.04%
Number of Common Shares issuable upon exercise or vesting of option or right	13,221,635	388,800	24,718
Percent of Common Shares outstanding (approximate)	4.73%	0.14%	0.01%
Weighted average exercise price	$7.82	n/a	n/a
Number of Common Shares remaining available for future issuances	14,722,327	943,093	71,021

Stock Award Plan

The Company has a formalized Stock Award Plan for the granting of incentive stock options, SARs and Tandem SARs to the Officers, Directors, employees and service providers of the Company. The purpose of granting Awards pursuant to the Stock Award Plan is to assist the Company in compensating, attracting, retaining and motivating Directors, Officers, employees and service providers of the Company and to closely align the personal interests of such persons to that of the Shareholders.

A summary of the Stock Award Plan is provided under the heading “Matters to be Acted Upon at Meeting – Approval of Continuation of 2004 Stock Award Plan”.

During the year ended November 30, 2011, upon recommendation of the Compensation Committee, 426,550 options were granted to NEOs as consideration for their services to the Company as follows:

  332,300 options were granted to Rick Van Nieuwenhuyse at an exercise price of $14.53 subject to a vesting schedule whereby one-third vests on the grant date, one-third vests on the one-year anniversary of the grant date and one-third vests on the second anniversary of the grant date.

  55,250 options were granted to Elaine Sanders at an exercise price of $14.53 subject to a vesting schedule whereby one-third vests on the grant date, one-third vests on the one-year anniversary of the grant date and one-third vests on the second anniversary of the grant date.

  39,000 options were granted o Joseph Piekenbrock at an exercise price of $14.53 subject to a vesting schedule whereby one-third vests on the grant date, one-third vests on the one-year anniversary of the grant date and one-third vests on the second anniversary of the grant date.

In addition, 40,000 options at an exercise price of $14.53 were granted to each Director for a total of 280,000 options to the Directors. These options are all fully vested on the grant date. These options are all fully vested on the grant date.

PSU Plan

The PSU Plan is administered by the Compensation Committee of the Board of Directors. Employees and eligible consultants of the Company and its designated subsidiaries are eligible to participate in the PSU Plan. In accordance with the terms of the PSU Plan, the Compensation Committee will approve those employees and eligible consultants who are entitled to receive PSUs and the number of PSUs to be awarded to each participant. PSUs awarded to participants are credited to them by means of an entry in a notional account in their favour on the books of the Company. Each PSU awarded conditionally entitles the participant to the delivery of one Common Share upon attainment of the PSU vesting criteria.

A summary of the PSU Plan is provided under the heading “Matters to be Acted Upon at Meeting – Approval of Amendment to Performance Share Unit Plan”.

DSU Plan

In May 2009, Shareholders approved a non-employee DSU Plan for Directors. The DSU Plan provides that the annual compensation amount (the “Annual Base Compensation”) payable to non-executive Directors of the Company, as determined from time to time by the Board of Directors, shall be paid 50% in DSUs and 50% in cash. Non-executive Directors may also elect to receive DSUs with respect to all or part of that portion of his or her Annual Base Compensation otherwise payable in cash. All DSUs paid with respect to Annual Base Compensation will be credited to the Director’s DSU Account when such Annual Base Compensation is payable. The Director’s DSU Account will be credited with the number of DSUs calculated to the nearest thousandth of a DSU, determined by dividing the dollar amount of compensation payable in DSUs on the payment date by the market value of a Common Share at the time. Fractional DSUs will not be issued and any fractional entitlements will be rounded down to the nearest whole number.

Each participant in the DSU Plan shall be entitled to redeem his or her DSUs during the period commencing on the business day immediately following the date upon which the non-executive Director ceases to hold any position as a director of the Company and its subsidiaries and is no longer otherwise employed by the Company or its subsidiaries, including in the event of death of the participant (the “Termination Date”) and ending on the 90th day following the Termination Date. All redemptions under the DSU Plan shall be in Common Shares issued from treasury.

A summary of the DSU Plan is provided under the heading “Matters to be Acted Upon at Meeting – Approval of Amendment to Deferred Share Unit Plan”.

EMPLOYMENT CONTRACTS

The Company entered into employment agreements with all the NEOs to address many issues important in the employer-employee relationship including:

  term of employment;

  amount of compensation and any included benefits such as vacation or health plan;

  the duties, tasks and responsibilities expected of the employee;

  termination provisions including in the event of a change of control;

  confidentiality of information to prevent employees from disclosing to others any confidential information after the employment ends;

  non-solicitation restrictions to prevent the employee from attempting to solicit other employees; and

  any other issues specific to the employment situation.

Gregory Lang

Pursuant to an employment contract with the Company effective January 9, 2012, Mr. Lang is employed by the Company as President and Chief Executive Officer. Mr. Lang is entitled to an annual salary of US$600,000 (C$616,000).

Mr. Lang’s salary is to be reviewed at least annually by the Compensation Committee. The Compensation Committee can make recommendations to the Board of Directors regarding appropriate salary adjustments. In the event of a change of control of the Company, the Company is required to continue to employ Mr. Lang in the same capacity. The Company is obligated to provide Mr. Lang with group life, long-term disability, extended medical and dental insurance coverage in accordance with the policies and procedures of the Company in effect from time to time. The Company is obligated to provide Mr. Lang with director’s and officer’s liability insurance appropriate to the nature of his responsibilities under his employment contract.

Mr. Lang may terminate his obligations under his employment contract (i) at any time upon providing three months’ notice in writing to the Company; or (ii) upon a material breach or default of any term of the agreement by the Company. The Company may terminate Mr. Lang’s employment at any time for just cause or upon the Mr. Lang dying or becoming permanently disabled or disabled for a period exceeding 180 consecutive days or 180 non-consecutive days calculated on a cumulative basis over any two-year period during the term of the agreement, or at any time upon making the severance payment.

If Mr. Lang’s employment agreement is terminated by him as a result of a material breach or default of any term of the agreement by the Company, or if it is terminated by the Company at any time or in breach of the agreement, or if within the twelve (12) period immediately following a change in control there is a material change or breach of the agreement, Mr. Lang is entitled to receive within 10 days of the termination a severance payment equal to his annual base salary plus the annual incentive target for the fiscal year multiplied by two in the event that such termination occurs before the first anniversary of his employment contract. If the termination occurs after the first anniversary of his contract, Mr. Lang is entitled to receive within 10 days of the termination a severance payment equal to his annual base salary plus annual incentive earned in the previous fiscal year multiplied by two. If the employment agreement is terminated due to Mr. Lang’s death or becoming disabled, the Company must pay him (or his estate) his then current salary accrued as of the date of termination and his then current salary for one year after the date of termination.

Mr. Lang’s employment agreement provides a double trigger upon a change in control. Mr. Lang is not able to voluntarily leave the Company for any reason following a change in control and still receive the change in control payment as severance.

Mr. Lang’s contract continues indefinitely, unless and until terminated.

Rick Van Nieuwenhuyse

Mr. Van Nieuwenhuyse was employed by the Company as President and Chief Executive Officer from May 1, 1999 until January 9, 2012. Upon the expiry of Mr. Van Nieuwenhuyse’s original employment agreement, a new employment contract with an indefinite term was entered into in July 2008. For the fiscal year ended November 30, 2011, Mr. Van Nieuwenhuyse was entitled to an annual salary of $686,280.

Under the terms of this employment contract, Mr. Van Nieuwenhuyse was entitled to a severance payment equal to two times his then current base salary plus two times his annual incentive pursuant to the Company’s annual incentive program upon the termination of his employment with the Company. Mr. Van Nieuwenhuyse’s employment with the Company was terminated on January 9, 2012 and he received his severance payment, which amounted to $2,669,320, in NovaGold PSUs, except for the portion relating to taxes to be withheld and remitted to the tax authority. In addition, the Board also approved a one-time special bonus payment of $500,000 on account of the work that Mr. Van Nieuwenhuyse did on the Ambler project, which was also paid in PSU’s.

Pursuant to his employment contract, the Company is required to purchase a life insurance policy for Mr. Van Nieuwenhuyse in an amount not less than $500,000, the proceeds thereof to be paid in accordance with the direction of Mr. Van Nieuwenhuyse. Mr. Van Nieuwenhuyse also received an annual car allowance in the amount of $14,976. Under the terms of Mr. Van Nieuwenhuyse’s original employment contract, he was provided an interest-free housing loan in the amount of US$182,000, of which US$8,272.73 was forgivable in each year during which Mr. Van Nieuwenhuyse remained employed with the Company. The entire amount of the loan was forgiven upon the termination of Mr. Van Nieuwenhuyse’s employment with the Company.

Mr. Van Nieuwenhuyse continues to serve as a Director of NovaGold and assumed the role of President and CEO of NovaCopper Inc. effective January 9, 2012.

NovaGold and Mr. Van Nieuwenhuyse also entered into a consulting services agreement effective January 9, 2012. Under the terms of that consulting services agreement, Mr. Van Nieuwenhuyse will assist with transitional issues for an initial six (6) month period. He will receive a $100,000 fee for this initial period. Thereafter NovaGold will pay him on a per diem basis in the event that it requires his assistance on special matters over and above the responsibilities normally expected of a director of the company.

Gillyeard Leathley, Elaine Sanders and Joseph Piekenbrock

Pursuant to an employment contract with the Company effective November 23, 2010, Mr. Leathley is employed by the Company as Senior Vice President and Chief Operating Officer. For the fiscal year ended November 30, 2011, Mr. Leathley was entitled to an annual salary of $350,000.

Pursuant to an employment contract with the Company effective September 1, 2006, Ms. Sanders is employed by the Company as Vice President, Finance. Ms. Sanders was promoted to Vice President and Chief Financial Officer effective February 16, 2011. For the fiscal year ended November 30, 2011, Ms. Sanders was entitled to an annual salary of $280,000.

Pursuant to an employment contract with the Company effective January 1, 2003, Mr. Piekenbrock is employed with the Company as Vice President, Exploration. For the fiscal year ended November 30, 2011, Mr. Piekenbrock was entitled to an annual salary of US$250,000 (C$247,000).

Each senior officer’s salary is to be reviewed at least annually by the CEO. The CEO can make recommendations to the Board of Directors or the Compensation Committee of the Board of Directors regarding appropriate salary adjustments. In the event of a change of control of the Company, the Company is required to continue to employ the senior officers in the same capacity. The Company is obligated to provide the senior officers with group life, long-term disability, extended medical and dental insurance coverage in accordance with the policies and procedures of the Company in effect from time to time. The Company is obligated to provide the senior officers with director’s and officer’s liability insurance appropriate to the nature of their responsibilities under their employment contracts.

Any senior officer may terminate his or her obligations under his or her respective employment contract (i) at any time upon providing three months’ notice in writing to the Company; (ii) upon a material breach or default of any term of the agreement by the Company; or (iii) at any time after 90 days following the date on which there is a change of control and within 180 days of the date on which there is a change of control by providing one month’s notice in writing to the Company. The Company may terminate the senior officer’s employment at any time for just cause or upon the senior officer’s dying or becoming permanently disabled or disabled for a period exceeding 180 consecutive days or 180 non-consecutive days calculated on a cumulative basis over any two-year period during the term of the agreement, or at any time upon making the severance payment. If the senior officer’s employment agreement is terminated by the senior officer as a result of a material breach or default of any term of the agreement by the Company, or after 90 days following the date on which there is a change of control, or if it is terminated by the Company at any time or in breach of the agreement, the senior officer is entitled to receive within 10 days of the termination a severance payment equal to all compensation which is defined as annual base salary plus the annual incentive paid to the senior officer for the previous fiscal year multiplied by two. If the employment agreement is terminated due to the senior officer’s death or becoming disabled, the Company must pay to the senior officer (or his or her estate) his or her then current salary accrued as of the date of termination and his or her then current salary for one year after the date of termination.

The contracts of each of Mr. Leathley, Mr. Piekenbrock and Ms. Sanders continue indefinitely, unless and until terminated.

DIRECTOR COMPENSATION

At the request of the Compensation Committee, a review of Directors’ compensation was conducted in October 2011. The Compensation Committee, after referring to market information provided by its outside compensation advisor, Mercer, determined to set Directors’ compensation above the median of the Company’s Peer Group for Director’s compensation.

The Company has chosen to target Directors’ compensation above the median of the peer group for the following reasons:

  The Company’s market capitalization is above the median of its Peer Group.

  The Company seeks to attract Directors with experience working for larger companies than that of its Peer Group because of its large joint venture partners.

Compensation targets for Directors are:

  for annual retainers, chair fees, and meeting fees – 62.5th percentile of the market; and

  for total direct compensation including stock options – 75th percentile of the market.

Market compensation data was sourced from compensation data disclosed in the proxies of other publicly traded companies. As with the NEOs, the data was collected from the Company’s Peer Group.

Specifically, the data was collected from 16 Canadian-based companies focused primarily in gold mining with current market capitalization that is generally comparable to that of the Company. The Company considered these 16 companies as the Company’s Peer Group.

Based on the market data provided by Mercer and upon recommendation by the Company’s Compensation Committee, the Board of Directors approved the following compensation structure for Directors effective December 1, 2011.

Activity	Compensation (US$)
Membership on Board of Directors(1)	$33,600	per annum
Chairman of the Board of Directors	$35,000	per annum
Preparation and attendance at Board meetings	$1,750	per meeting
Compensation Committee Chair	$8,300	per annum
Environmental, Health and Safety and Sustainability Committee Chair	$7,300	per annum
Audit Committee Chair	$12,400	per annum
Corporate Governance and Nominations Committee Chair	$7,300	per annum
Corporate Communications Committee Chair	$7,300	per annum
Preparation and attendance at Committee meetings	$1,750	per meeting

(1) At least 50% of the annual retainers are paid to Directors in the form of DSUs.

Director Compensation Table

The summary compensation table below sets out the compensation provided to the Company’s Directors (excluding NEOs) for the fiscal year ended November 30, 2011.

Name	Fiscal Year	Fees Earned $	Share-Based Awards(1) $	Option-Based Awards(2) $	Total Compensation $
Marc Faber	2011	$40,747	$16,597	$266,660	$324,003
Tony Giardini	2011	$95,943	$16,597	$266,660	$379,199
Igor Levental	2011	$68,841	$16,597	$266,660	$352,098
Kalidas Madhavpeddi	2011	$73,381	$16,597	$266,660	$356,637
Gerald McConnell	2011	$101,417	$33,193	$266,660	$401,271
Clynton Nauman	2011	$42,482	$16,597	$266,660	$325,739
James Philip	2011	$83,970	$16,597	$266,660	$367,227
Thomas Kaplan(3)	2011	$3,055	Nil	Nil	$3,055

(1) The 2011 share-based grants for Directors are vested when the directors retire from the Board of Directors of the Company.

(2) The 2011 stock option grants for Directors are 100% vested on grant date. The value of the amounts in respect of option-based awards are based upon the Black-Scholes valuation model.

(3) Dr. Kaplan was appointed to the Board on November 15, 2011.

DSU Plan for Directors

The DSU Plan has been established by the Company to promote the interests of the Company by attracting and retaining qualified persons to serve on the Board and to provide the Directors with an opportunity to receive a portion of their compensation for serving as a Director in the form of securities of the Company. This vehicle also aligns the interests of Directors with those of the Shareholders by tying directors’ compensation to long-term Shareholder value. See “Securities Authorized for Issuance Under Equity Compensation Plans – Deferred Share Unit Plan” for a summary of the DSU Plan.

Under the DSU Plan, each director can elect to receive between a minimum of 50% to a maximum of 100% of Directors’ annual retainers as DSUs. Directors are not eligible to receive the Common Shares issuable upon redemption of the DSUs until they retire from the Company. This plan has been effective since December 1, 2009.

2011 DSU Payments
Director	Q1		Q2		Q3		Q4		Total
	Value	# of DSUs	Value	# of DSUs	Value	# of DSUs	Value	# of DSUs	Value	# of DSUs
Marc Faber	$4,185	310.741	$4,063	364.035	$4,082	417.022	$4,267	384.923	$16,597	1,476.72
Tony Giardini	$4,185	310.741	$4,063	364.035	$4,082	417.022	$4,267	384.923	$16,597	1,476.72
Igor Levental	$4,185	310.741	$4,063	364.035	$4,082	417.022	$4,267	384.923	$16,597	1,476.72
Kalidas Madhavpeddi	$4,185	310.741	$4,063	364.035	$4,082	417.022	$4,267	384.923	$16,597	1,476.72
Gerald McConnell	$8,371	621.481	$8,126	728.069	$8,163	834.044	$8,534	769.847	$33,193	2,953.44
Clynton Nauman	$4,185	310.741	$4,063	364.035	$4,082	417.022	$4,267	384.923	$16,597	1,476.72
James Philip	$4,185	310.741	$4,063	364.035	$4,082	417.022	$4,267	384.923	$16,597	1,476.72

Director’s Share Ownership

The Board of Directors established a policy in April 2009 requiring each Director to maintain a minimum holding of Common Shares and/or DSUs equal to $50,000. This holding will need to be achieved over five years.

Directors are not permitted to purchase financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the director.

The following table outlines the aggregate value of the Common Shares held by each Director on November 30, 2011.

Name	Eligible Share Holdings (common shares)	Share Ownership Guidelines
	#	Requirement $	Proportion of Requirement Met
Marc Faber	2,137	50,000	53%
Tony Giardini	3,648	50,000	100%
Kalidas Madhavpeddi	9,714	50,000	284%
Gerald McConnell	16,123	50,000	441%
Clynton Nauman	133,091	50,000	4,047%
Igor Levental	3,137	50,000	84%
James Philip	3,648	50,000	100%

Incentive Plan Awards

Outstanding Option-Based and Share-Based Awards

The following table sets information concerning all option-based and share-based awards outstanding for each Director (excluding NEOs) as of November 30, 2011. (This includes awards granted before the most recently completed financial year.)

Name	Grant Date	Option-Based Awards				Share-Based Awards
		Number of Securities Underlying Unexercised Options	Option Exercise Price	Option Expiration Date	Value of Unexercised in-the- money Options (1)	Number of Shares or Units of Shares that have not Vested	Market or Payout Value of Shares or Units of Shares that have not Vested (2)	Market or Payout Value of Vested Share- Based Awards not Paid Out or Distributed
Marc Faber	5-July-2010	100,000	$6.78	04-Jul-2015	$505,000	Nil	Nil	Nil
	03-Dec-2010	40,000	$14.53	02-Dec-2015	Nil	Nil	Nil	Nil
	31-Aug-2010					367	$4,338	Nil
	30-Nov-2010					294	$3,476	Nil
	28-Feb-2011					310	$3,676	Nil
	31-May-2011					364	$4,307	Nil
	31-Aug-2011					417	$4,933	Nil
	30-Nov-2011					385	$4,554	Nil
Tony Giardini	28-May-2008	80,000	$8.16	27-May-2018	$293,600	Nil	Nil	Nil
	08-Jan-2009	40,000	$2.45	07-Jan-2014	$375,200	Nil	Nil	Nil
	29-May-2009	130,000	$5.25	28-May-2014	$855,400	Nil	Nil	Nil
	21-Jan-2010	82,250	$6.40	20-Jan-2015	$446,618	Nil	Nil	Nil
	03-Dec-2010	40,000	$14.53	02-Dec-2015	Nil	Nil	Nil	Nil
	28-Feb-2010					735	$8,699	Nil
	31-May-2010					561	$6,631	Nil
	31-Aug-2010					582	$6,881	Nil
	30-Nov-2010					294	$3,476	Nil
	28-Feb-2011					311	$3,676	Nil
	31-May-2011					364	$4,307	Nil
	31-Aug-2011					417	$4,933	Nil
	30-Nov-2011					383	$4,554	Nil
Igor Levental	08-Jan-2009	100,000	$2.45	07-Jan-2014	$938,000	Nil	Nil	Nil
	29-May-2009	150,000	$5.25	28-May-2014	$987,000	Nil	Nil	Nil
	21-Jan-2010	82,250	$6.40	20-Jan-2015	$446,618	Nil	Nil	Nil
	03-Dec-2010	40,000	$14.53	02-Dec-2015	Nil	Nil	Nil	Nil
	31-Aug-2010					367	$4,338	Nil
	30-Nov-2010					294	$3,476	Nil
	28-Feb-2011					310	$3,676	Nil
	31-May-2011					364	$4,307	Nil
	31-Aug-2011					417	$4,933	Nil
	30-Nov-2011					385	$4,554	Nil

Name	Grant Date	Option-Based Awards				Share-Based Awards
		Number of Securities Underlying Unexercised Options	Option Exercise Price	Option Expiration Date	Value of Unexercised in-the- moneyOptions (1)	Number of Shares or Units of Shares that have not Vested	Market or Payout Value of Shares or Units of Shares that have not Vested (2)	Market or Payout Value of Vested Share- Based Awards not Paid Out or Distributed
Kalidas Madhavpeddi	31-May-2007	100,000	$16.26	30-May-2017	Nil	Nil	Nil	Nil
	05-Apr-2008	35,000	$8.20	04-Apr-2018	$127,050	Nil	Nil	Nil
	08-Jan-2009	60,000	$2.45	07-Jan-2014	$562,800	Nil	Nil	Nil
	29-May-2009	150,000	$5.25	28-May-2014	$987,000	Nil	Nil	Nil
	21-Jan-2010	82,250	$6.40	20-Jan-2015	$446,618	Nil	Nil	Nil
	03-Dec-2010	40,000	$14.53	02-Dec-2015	Nil	Nil	Nil	Nil
	28-Feb-2010					735	$8,699	Nil
	31-May-2010					561	$6,631	Nil
	31-Aug-2010					582	$6,881	Nil
	30-Nov-2010					294	$3,476	Nil
	28-Feb-2011					311	$3,676	Nil
	31-May-2011					364	$4,307	Nil
	31-Aug-2011					417	$4,933	Nil
	30-Nov-2011					383	$4,554	Nil
Gerald McConnell	23-May-2002	75,000	$4.35	22-May-2012	$561,000	Nil	Nil	Nil
	28-Apr-2003	5,500	$3.60	27-Apr-2013	$45,265	Nil	Nil	Nil
	08-Mar-2004	100,000	$6.60	07-Mar-2014	$523,000	Nil	Nil	Nil
	17-Jan-2005	75,000	$8.86	16-Jan-2015	$222,750	Nil	Nil	Nil
	10-Mar-2006	75,000	$14.06	09-Mar-2016	Nil	Nil	Nil	Nil
	05-Apr-2008	35,000	$8.20	04-Apr-2018	$127,050	Nil	Nil	Nil
	08-Jan-2009	5,146	$2.45	07-Jan-2014	$48,269	Nil	Nil	Nil
	29-May-2009	150,000	$5.25	28-May-2014	$987,000	Nil	Nil	Nil
	21-Jan-2010	82,250	$6.40	20-Jan-2015	$446,618	Nil	Nil	Nil
	03-Dec-2010	40,000	$14.53	02-Dec-2015	Nil	Nil	Nil	Nil
	28-Feb-2010					735	$8,699	Nil
	31-May-2010					561	$6,631	Nil
	31-Aug-2010					582	$6,881	Nil
	30-Nov-2010					294	$3,476	Nil
	28-Feb-2011					621	$7,352	Nil
	31-May-2011					728	$8,613	Nil
	31-Aug-2011					834	$9,867	Nil
	30-Nov-2011					770	$9,107	Nil

Name	Grant Date	Option-Based Awards				Share-Based Awards
		Number of Securities Underlying Unexercised Options	Option Exercise Price	Option Expiration Date	Value of Unexercised in-the- money Options (1)	Number of Shares or Units of Shares that have not Vested	Market or Payout Value of Shares or Units of Shares that have not Vested (2)	Market or Payout Value of Vested Share- Based Awards not Paid Out or Distributed
Clynton Nauman	23-May-2002	75,000	$4.35	22-May-2012	$561,000	Nil	Nil	Nil
	28-Apr-2003	100,000	$3.60	27-Apr-2013	$823,000	Nil	Nil	Nil
	08-Mar-2004	100,000	$6.60	07-Mar-2014	$523,000	Nil	Nil	Nil
	17-Jan-2005	75,000	$8.86	16-Jan-2015	$222,750	Nil	Nil	Nil
	10-Mar-2006	75,000	$14.06	09-Mar-2016	Nil	Nil	Nil	Nil
	05-Apr-2008	35,000	$8.20	04-Apr-2018	$127,050	Nil	Nil	Nil
	08-Jan-2009	100,000	$2.45	07-Jan-2014	$938,000	Nil	Nil	Nil
	29-May-2009	150,000	$5.25	28-May-2014	$987,000	Nil	Nil	Nil
	21-Jan-2010	82,250	$6.40	20-Jan-2015	$446,618	Nil	Nil	Nil
	03-Dec-2010	40,000	$14.53	02-Dec-2015	Nil	Nil	Nil	Nil
	28-Feb-2010					735	$8,699	Nil
	31-May-2010					561	$6,631	Nil
	31-Aug-2010					582	$6,881	Nil
	30-Nov-2010					294	$3,476	Nil
	28-Feb-2011					311	$3,676	Nil
	31-May-2011					364	$4,307	Nil
	31-Aug-2011					417	$4,933	Nil
	30-Nov-2011					383	$4,554	Nil
James Philip	08-Mar-2004	100,000	$6.60	07-Mar-2014	$523,000	Nil	Nil	Nil
	17-Jan-2005	75,000	$8.86	16-Jan-2015	$222,750	Nil	Nil	Nil
	10-Mar-2006	75,000	$14.06	09-Mar-2016	Nil	Nil	Nil	Nil
	05-Apr-2008	35,000	$8.20	04-Apr-2018	$127,050	Nil	Nil	Nil
	08-Jan-2009	90,000	$2.45	07-Jan-2014	$844,200	Nil	Nil	Nil
	29-May-2009	150,000	$5.25	28-May-2014	$987,000	Nil	Nil	Nil
	21-Jan-2010	82,250	$6.40	20-Jan-2015	$446,618	Nil	Nil	Nil
	03-Dec-2010	40,000	$14.53	02-Dec-2015	Nil	Nil	Nil	Nil
	28-Feb-2010					735	$8,699	Nil
	31-May-2010					561	$6,631	Nil
	31-Aug-2010					582	$6,881	Nil
	30-Nov-2010					294	$3,476	Nil
	28-Feb-2011					311	$3,676	Nil
	31-May-2011					364	$4,307	Nil
	31-Aug-2011					417	$4,933	Nil
	30-Nov-2011					383	$4,554	Nil

(1) Based on the price of the Company’s Common Shares on the TSX as of November 30, 2011 of $11.83 less the option exercise price.
(2) Based on the price of the Company’s Common Shares on the TSX as of November 30, 2011 of $11.83.

For the December 2010 grant, the amounts were determined by dividing the grant dollar value by the Black-Scholes value. The grant price is based on the closing price of the Common shares on the Toronto Stock Exchange the day prior to the grant date. The Black-Scholes option valuation model is used because it provides a fair value widely accepted by the business community and is regarded as one of the best ways of determining a fair price for options. The fair value based on the Company’s historical stock prices to determine the stock’s volatility, the expected life of the option which is based on the average length of time similar option grants in the past have remained outstanding prior to the exercise and the vesting period of the grant.

Value Vested or Earned During the Year

The following table sets out information concerning the value of incentive plan awards—option-based and share-based awards as well as non-equity incentive plan compensation—vested or earned by each Director (other than NEOs) during the financial year ended November 30, 2011.

Name	Option-based Awards		Share-based Awards		Non-equity Incentive Plan Compensation – Value Earned During the Year
	Number of Securities Underlying Options Vested	Value Vested During the Year(1)	Number of Shares or Units of Shares Vested	Value Vested During the Year
Marc Faber	40,000	Nil	Nil	Nil	-
Tony Giardini	40,000	Nil	Nil	Nil	-
Igor Levental	73,334	$312,673	Nil	Nil	-
Kalidas Madhavpeddi	40,000	Nil	Nil	Nil	-
Gerald McConnell	40,000	Nil	Nil	Nil	-
Clynton Nauman	40,000	Nil	Nil	Nil	-
James Philip	40,000	Nil	Nil	Nil	-

(1) Based on the price of the Company’s Common Shares on the TSX as of November 30, 2011 of $11.83 less the option exercise price.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

As of November 30, 2011, the aggregate indebtedness to the Company and its subsidiaries of all Officers, Directors and employees, and former Officers, Directors and employees of the Company or any of its subsidiaries was nil except that under the terms of Mr. Van Nieuwenhuyse’s employment contract he was provided an interest-free housing loan in the amount of US$182,000, of which US$8,272.73 is forgivable in each year during which Mr. Van Nieuwenhuyse remains employed with the Company. The entire amount of the loan was forgiven on January 9, 2012, when Mr. Van Nieuwenhuyse’s employment with the Company was terminated.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person of the Company, nor any proposed nominee for election as director, nor any associate or affiliate of such informed person or proposed nominee, has had any material interest, direct or indirect, in any transaction entered into by the Company since the beginning of the most recently completed fiscal year.

AUDIT COMMITTEE

Information about the Company’s Audit Committee is provided in the Company’s most recent Annual Information Form (the “AIF”) under Item 9 “Officers and Directors – Audit Committee”. The AIF may be obtained from the Company’s public disclosure documents found on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board of Directors is committed to sound corporate governance practices, which are both in the interest of Shareholders and contribute to effective and efficient decision making. As part of the Company’s commitment to effective corporate governance, the Board of Directors, with the assistance of the Audit and Corporate Governance and Nominations Committees, monitors changes in legal requirements and best practices.

Set out below is a description of certain corporate governance practices of the Company, as required by National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) and National Policy 58-201 – Corporate Governance Guidelines (“NP 58-201”).

Board of Directors

NP 58-201 recommends that boards of directors of reporting issuers be composed of a majority of independent directors. With 9 of the 12 current directors considered independent, the Board of Directors is currently composed of a majority of independent directors. The 9 independent directors are: Sharon Dowdall, Marc Faber, Tony Giardini, Thomas Kaplan, Igor Levental Kalidas Madhavpeddi, Gerald McConnell, Clynton Nauman and Anthony Walsh. Rick Van Nieuwenhuyse was the President and CEO of the Company and therefore not considered independent. Gregory Lang is the President and CEO of the Company and therefore not considered independent. Gillyeard Leathley is the Sr. Vice President and COO of the Company and therefore not considered independent.

The Company has taken steps to ensure that adequate structures and processes are in place to permit the Board to function independently of management. The Board of Directors hold regular meetings every two months. Between the scheduled meetings, the Board meets as required. The independent Directors meet on an as needed basis and have met on several occasions during the past year. Management also communicates informally with the Directors on a regular basis, and solicits advice from members or advisors on matters falling within their special knowledge or experience.

The Board has five subcommittees: Compensation Committee, Audit Committee, Corporate Governance and Nominations Committee, Environmental, Health, Safety and Sustainability (“EHSS”) and Technical Committee and Corporate Communications Committee. The Corporate Communications Committee was newly formed during the fiscal year. The Corporate Communication Committee’s purpose is to advise and make recommendations to the Board, and provide assistance and guidance to management and to the Disclosure Committee appointed under the Company’s Corporate Disclosure Policy, with respect to press releases, investor presentations and other investor communications.

The following Directors currently serve on the following boards of directors of other public companies:

Name	Reporting Issuer
Sharon Dowdall	Foran Mining Corporation (TSX-V: FOM) Olivut Resources Ltd.
Marc Faber	Ivanhoe Mines Ltd. (TSX: IVN) Sprott Inc. (TSX: SII)
Gillyeard Leathley	Lariat Energy Ltd. (TSX-V: LE) Mawson Resources Limited. (TSX: MAW) Sunward Resources Ltd. (TSX-V: SWD) Tasman Metals Ltd. (TSX-V: TSM)
Igor Levental	Gabriel Resources Ltd. (TSX: GBU) NovaCopper Inc. (TSX: NCQ) Sunward Resources Ltd. (TSX-V: SWD)
Kalidas Madhavpeddi	Namibia Rare Earths Inc. (TSX: NRE) NovaCopper Inc. (TSX: NCQ)
Gerald McConnell	Namibia Rare Earths Inc. (TSX: NRE) NovaCopper Inc. (TSX: NCQ)
Clynton Nauman	Alexco Resource Corp. (TSX: AXR) NovaCopper Inc. (TSX: NCQ)
Rick Van Nieuwenhuyse	Alexco Resource Corp. (TSX: AXR) AsiaBaseMetals Inc. (TSX-V: ABZ) NovaCopper Inc. (TSX: NCQ) TintinaGold Resources Inc. (TSX-V: TAU)
Anthony Walsh	Avala Resources Ltd. (TSX-V: AVZ) Dunav Resources Ltd. (TSX-V: DNV) Sabina Gold & Silver Corporation. (TSX: SBB) Stornoway Diamonds Corporation (TSX-V: SWY)

Board Mandate

The Board of Directors is responsible for the overall stewardship of the Company. The Board of Directors discharges this responsibility directly and through the delegation of specific responsibilities to committees of the Board of Directors. The Board of Directors works with management to establish the goals and strategies of the Company, to identify principal risks, to select and assess senior management and to review significant operational and financial matters. The Board of Directors does not have a written mandate.

The Board of Directors has appointed an Audit Committee to assist the Board of Directors in monitoring (i) the integrity of the financial statements of the Company, (ii) the independent auditor’s qualifications and independence, (iii) the performance of the Company’s internal financial controls and audit function and the performance of the independent auditors, and (iv) the compliance by the Company with legal and regulatory requirements. The members of the Audit Committee are elected annually by the Board of Directors at the annual organizational meeting. The members of the Audit Committee shall meet the independence and experience requirements of the NYSE AMEX LLC and Section 10A(m)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations of the Securities and Exchange Commission (“SEC”). At least one member of the Audit Committee shall be an “audit committee financial expert” as defined by the SEC. The Company’s Audit Committee consists of fully independent members and the Company’s “audit committee financial expert” is James Philip. Audit Committee members shall not simultaneously serve on the audit committees of more than two other public companies. The Audit Committee meetings are held quarterly at a minimum. The Company’s Audit Committee Charter is available on the Company’s website at www.novagold.net.

Position Descriptions

The position descriptions for the chairs of each Board of Directors committee are contained in the committee charters. The chair of each of the Audit Committee, Corporate Governance and Nominating Committee, EHSS and Technical Committee, Compensation Committee, and the Corporate Communications Committee is required to ensure the Committee meets regularly and performs the duties as set forth in its charter, and reports to the Board of Directors on the activities of the Committee. The Board of Directors has developed a written position description for the Chair of the Board of Directors and this position is presently held by Dr. Thomas Kaplan. The Chair of the Board of Directors is principally responsible for overseeing the operations and affairs of the Board of Directors.

The Company will consider adding an independent Lead Director during 2012.

The Board of Directors has also developed a written position description for the CEO. The CEO is primarily responsible for the overall management of the business and affairs of the Company. In this capacity, the CEO shall establish the strategic and operational priorities of the Company and provide leadership to the Management team. The CEO is directly responsible to the Board of Directors for all activities of the Company.

Orientation and Continuing Education

The Company provides an orientation and education program to new Directors. This program consists of providing education regarding Directors’ responsibilities, corporate governance issues, committee charters and recent and developing issues related to corporate governance and regulatory reporting. The Company provides orientation in matters material to the Company’s business and in areas outside of the specific expertise of the Board of Directors members. Historically, all new members of the Board of Directors have been experienced in the mining sector so no general mining orientation has been necessary.

Continuing education helps Directors keep up to date on changing governance issues and requirements and legislation or regulations in their field of experience. The Board of Directors recognizes the importance of ongoing education for the Directors and senior management of the Company and the need for each Director and Officer to take personal responsibility for this process. To facilitate ongoing education, the CEO or the Board of Directors may from time to time, as required:

  request that Directors or Officers determine their training and education needs;

  arrange visits to the Company’s projects or operations;

  arrange funding for the attendance at seminars or conferences of interest and relevance to their position; and

  encourage participation or facilitate presentations by members of management or outside experts on matters of particular importance or emerging significance.

During the 2011 fiscal year, Directors participated in educational sessions and received educational materials on the topics outlined below.

Educational Programs	Date	Audience
Review of current regulatory framework and developing trends of corporate governance and background of corporate governance in Canada.	May 2011	Corporate Governance & Nominations Committee of the Board of Directors
Proposed revisions to technical reporting and regulations for standards of disclosure under National Instrument 43-101, effective June 30, 2011.	May 2011	Board of Directors
Compensation strategies	July 2011	Compensation Committee
Executive agreements and change of control language/provisions	July 2011	Compensation Committee
Executive and Director’s Compensation Update	September and October 2011	Compensation Committee
International Financial Reporting Standards Update including transition experiences and US GAAP differences	November 2011	Audit Committee

The Board of Directors also encourages senior Management to participate in professional development programs and courses and supports Management’s commitment to training and developing employees.

Ethical Business Conduct

The Board of Directors has adopted a Code of Business Conduct and Ethics (the “Code”) for the Company’s Directors, Officers and employees. A copy of the Code is available on the Company’s website at www.novagold.net, on SEDAR at www.sedar.com, and may be obtained by contacting the Company at the address given under “Additional Information” at the end of this Management Information Circular.

It is ultimately the Board of Directors’ responsibility for monitoring compliance with the Code. The Board of Directors has delegated this responsibility to the Audit Committee which, among other things, reviews the Code periodically. The Company has also established a Whistle Blower Policy whereby the Board of Directors has delegated the responsibility of monitoring complaints regarding accounting, internal controls or auditing matters to the Audit Committee. Monitoring of accounting, internal control and auditing matters, as well as violations of the law, the Code and other Company policies or directives, occurs through the reporting of complaints or concerns through an anonymous whistleblower hotline accessible by telephone, fax or internet.

Certain of the Company’s Directors serve as directors or officers of other reporting issuers or have significant shareholdings in other companies. To the extent that such other companies may participate in business ventures in which the Company may participate, the Directors may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Board of Directors, a Director who has such a conflict will abstain from voting for or against the approval of such participation or such terms and such director will not participate in negotiating and concluding terms of any proposed transaction. Any Director or Officer who may have an interest in a transaction or agreement with the Company is required to disclose such interest and abstain from discussions and voting in respect to same if the interest is material or if required to do so by corporate or securities law.

Nomination of Directors

The Corporate Governance and Nominations Committee advise and make recommendations to the Board of Directors on recruitment and nomination of members to the Board of Directors. On an annual basis, the Committee assesses the appropriate size of the Board of Directors with a view to determining the impact of the number of directors, the effectiveness of the Board of Directors, and recommend to the Board of Directors, if necessary, a reduction or increase in the size of the Board of Directors. Annually or as required, the Committee recruits and identifies potential candidates and consider their appropriateness for membership on the Board of Directors. All members of the Corporate Governance and Nominations Committee are independent Directors.

During the fiscal year ended November 30, 2011, the Company appointed Dr. Thomas Kaplan and Gillyeard Leathley as directors. Prior to this appointment, the qualifications of each of the Directors were assessed, and the two new candidates were chosen partially based on their ability to complement and complete the expertise of the Board of Directors. The Company aims to have a well-rounded Board of Directors that will guide the organization’s strategy on economic, environmental and societal topics of highest relevance during the current and future lifecycle of its operations.

Other Board of Directors’ Committees

In addition to the Audit Committee, Compensation Committee, and Corporate Governance and Nominations Committee, the Company also has the EHSS and Technical Committee. The functions of the EHSS and Technical Committee’s objective is to provide oversight for the development, implementation and monitoring of the Company’s health, safety, environment and sustainability policies.

Assessments

The Board of Directors is responsible for selecting and appointing executive Officers and senior management and for monitoring their performance. The performance of senior management is annually measured against pre-set objectives and the performance of mining companies of comparable size. The Corporate Governance and Nominations Committee are responsible for overseeing the development and implementation of a process for assessing the effectiveness of the Board of Directors, its committees and its members. The Corporate Governance and Nominations Committee will request each Director to provide his or her assessment of the effectiveness of the Board of Directors and each evaluation should take into account the competencies and skills each Director is expected to bring to his or her particular role on the Board of Directors or on a committee, as well as any other relevant facts.

OTHER BUSINESS

Management is not aware of any matters to come before the Meeting other than those set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the person named in the proxy to vote the shares represented thereby in accordance with his/her best judgment on such matter.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. To request copies of the Company’s financial statements and management’s discussion and analysis, Shareholders should contact, Corporate Communications, at NovaGold Resources Inc., Suite 2300, 200 Granville Street, Vancouver, British Columbia, V6C 1S4, Telephone 604-669-6227, Fax 604-669-6272. Financial information is provided in the Company’s comparative financial statements and management’s discussion and analysis for its most recently completed financial year.

OTHER MATERIAL FACTS

There are no other material facts to the knowledge of the Board of Directors relating to the matters for which this Management Information Circular is issued which are not disclosed herein.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. The contents and the sending of the Management Information Circular have been approved by the Board of Directors.

BY ORDER OF THE BOARD OF DIRECTORS, THIS 25TH DAY OF APRIL, 2012.

“Gregory A. Lang”

Gregory A. Lang
President and Chief Executive Officer

APPENDIX A
TEXT OF RESOLUTION TO APPROVE THE CONTINUATION OF
THE 2004 STOCK AWARD PLAN

BE IT RESOLVED, as an ordinary resolution, that:

1.

all unallocated awards issuable pursuant to the 2004 Stock Award Plan of the Company (the “Plan”) be and are hereby approved and the Company shall have the authority to grant Awards under the Plan until May 29, 2015, the date that is three years from the date hereof; and

2.

any Director or Officer of the Company be and is hereby authorized, for and on behalf of the Company, to do all such things and execute all such documents and instruments as may be necessary or desirable to give effect to this resolution.

APPENDIX B
TEXT OF RESOLUTION TO APPROVE THE AMENDMENTS
TO THE 2009 PERFORMANCE SHARE UNIT PLAN

BE IT RESOLVED, as an ordinary resolution, that:

1.	the amendments of the 2009 Performance Share Unit Plan to allow for an increase of 1,000,000 Common Shares to the maximum number of Common Shares issuable thereunder be and is hereby approved; and

2.

any Director or Officer of the Company be and is hereby authorized, for and on behalf of the Company, to do all such things and execute all such documents and instruments as may be necessary or desirable to give effect to this resolution.

APPENDIX C
TEXT OF RESOLUTION TO APPROVE THE AMENDMENTS
TO THE 2009 DEFERRED SHARE UNIT PLAN

BE IT RESOLVED, as an ordinary resolution, that:

1.	the amendments of the 2009 Deferred Share Unit Plan to allow for an increase of 50,000 Common Shares to the maximum number of Common Shares issuable thereunder be and is hereby approved; and

2.

any Director or Officer of the Company be and is hereby authorized, for and on behalf of the Company, to do all such things and execute all such documents and instruments as may be necessary or desirable to give effect to this resolution.

Any questions and requests for assistance may be directed to the
Proxy Solicitation Agent:

The Exchange Tower
130 King Street West, Suite 2950, P.O. Box 361
Toronto, Ontario
M5X 1E2
www.kingsdaleshareholder.com

North American Toll Free Phone:

1-866-228-8818

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